UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-SB

Amendment No. 2

GENERAL FORM FOR REGISTRATION OF SECURITIES

OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of The Securities Exchange Act of 1934

Amazing Technologies Corp.

(Name of Small Business Issuer in its charter)

Nevada	98-0450144
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

23 Corporate Plaza Drive, Suite 200 Newport Beach, CA	92660
(Address of principal executive offices)	(Zip Code)

(949) 706-7845

Issuer’s telephone number

Securities to be registered under Section 12(b) of the Act:

None

Securities to be registered under Section 12(g) of the Act:

Common Stock, par value $0.001

(Title of class)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART I

This Registration Statement on Form 10-SB contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended; and Section 21E of the Securities Exchange Act of 1934, as amended. We, Amazing Technologies Corp., intend that such forward-looking statements be subject to the safe harbors created by these statutes. Statements in this filing about our future financial or operating results, level of activity, performance, goals or achievements or other future events constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements. Accordingly, to the extent that this Registration Statement contains forward-looking statements regarding the financial condition, operating results, business prospects or any other aspect of our operations, please be advised that our actual financial condition, operating results and business performance may differ materially from those projected or estimated by us in forward-looking statements. The differences may be caused by a variety of factors, including, but not limited to, the difficulty of forecasting for a start-up operation with little operating history; the inability to generate customer acceptance or demand for our products; lower sales and revenues than forecast; competition and the entry of new competitors and products; obsolescence of our products and services; technical problems with our products and services; inadequate capital; unexpected costs and operating deficits; inability to carry out marketing and sales plans; loss or retirement of key executives; and other specific risks that may be described in this Registration Statement or in other reports filed by us with the Securities and Exchange Commission. In addition, our business and operations are subject to substantial risks that increase the uncertainty inherent in the forward-looking statements. The inclusion of forward-looking statements in this Registration Statement should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Forward-looking statements are based on management’s beliefs, expectations and projections on the date they are made. We assume no obligation to update forward-looking statements if management’s beliefs, expectations or projections or other circumstances should change. Investors should not place undue reliance on forward-looking statements.

WHO WE ARE

Unless otherwise noted, the terms “Amazing,” the “Company,” “we,” “us,” and “our” refer to past and ongoing business operations conducted in the form of Amazing Technologies Corp.

Item 1. Description of Business.

The Company

Amazing Technologies Corp. (AZTN.PK), a Nevada corporation, is an early stage company, whose goal is to be a strategic acquirer and integrator of web-based solutions and services that use the Java and .NET platforms and to deliver those real-time solutions to small and mid-sized corporations requiring automation, web enablement, ecommerce, mobility and security solutions that provide fast integration with external information.

Our principal executive offices are located at 23 Corporate Plaza, Suite 200 Newport Beach, California 92660. Our telephone number is (949)706-7845. Additional information about us can be found on our website at www.amazingca.com.

Amazing was formed in December 2004 to take advantage of a perceived market opportunity. A market has developed in the large enterprise space for professional services firms offering solutions to customers as “web services” or reusable, subscription-based offerings. Strategists at leading firms such as IBM, HP, Microsoft and Oracle have already positioned product offerings in this space to cater to the large enterprise market. Amazing was launched to identify, develop and deliver these solutions to the small and medium enterprise space.

We began operations in December 2004, at that time our founder, Mr. J. Bradley Hall, personally acquired a controlling interest in DTG Multimedia, Inc., a Florida corporation (formerly known as DTG Industries, Inc.) (“DTG”) from Mr. Alex Kaplun. Mr. Hall acquired the controlling interest for $150,000 in cash. DTG was a “shell” company and had no significant assets, liabilities or operations at the time of the acquisition, but was a publicly-traded, non reporting company whose shares were listed on the Pink Sheets. The Pink Sheets provide an electronic trading board where licensed market makers can actively buy and sell listed securities, i.e., those listed on the Pink Sheets. On December 16, 2004, the Company entered into a Plan of Merger (the “Merger”) with DTG, pursuant to which the shareholders of DTG exchanged 26,254,000 shares of its common stock (representing 100% of its then issued and outstanding shares) for 26,254 shares of the Company’s common stock. The purpose of the Merger was to establish a public trading market for the Company’s common stock. The Company is now filing this Registration Statement to voluntarily undertake the reporting obligations of the Securities Exchange Act of 1934, as amended.

We intend to grow primarily through strategic acquisitions. In our acquisitions, we are targeting two types of technology companies: (1) “orphaned” software companies whose investors have funded exceptional engineering to create a market-ready product, but did not raise enough funds to market that technology for acceptable market traction, and (2) professional services firms, value added resellers and application service providers (“PSFs”) of up to $25 million in annual revenues that have significant customer bases and profitability, but low profit margins. By acquiring these companies at reasonable values and combining the two company types, we intend to provide our customer base with value added solutions and support that justify higher profit margins.

The Opportunity

Technology advances in computer networks and enterprise software have fostered significant improvement in information flow and operating process for enterprise uses. The recent push in enterprise software has focused on the development of web-based services and real-time solutions. These solutions are primarily built on Java and .NET technologies and allow for information stored in one application to be accessed and used by others. This access “across” applications has the potential to revolutionize information flow in the enterprise, where previously individual computer applications were independent silos of data and information.

Often, however, enterprise software solutions involve substantial upfront costs as well as specialized services for installation, training and maintenance. These costs have initially relegated significant enterprise software solutions to the larger enterprise that could afford the investment necessary to integrate the solutions and capture the operating efficiencies.

The complexity of the computer networks and solutions have lead to the formation of a number of PSFs that provide expertise on the set up and operation of these solutions. A substantial number of these PSFs are local or regional in scope, and they generally sell and service a variety of third party solutions.

The Solution

Amazing has developed a targeted acquisition strategy to create value by carefully screening and selecting products and technologies of companies who, with collectively hundreds of millions of dollars of investment, have developed software and services intellectual property (“IP”) that has matured from R&D, but has not crossed the chasm to market acceptance. We have developed a blue print for targeting and assimilating intellectual property into a sophisticated stack that will allow us to offer proprietary, standards-based solutions that will help companies migrate from legacy software architectures into efficient web-based, real-time environments.

We plan to drive the benefits of these once expensive platforms down to the small-medium business (“SMB”) market by acquiring the technologies at good values and selling the technology platform through to the customer base of the PSFs we acquire. SMB clients will then be able to adopt the features and functionality of their much larger rivals for a fraction of the cost in areas such as electronic commerce, supply chain management (“SCM”), customer relationship management (“CRM”), enterprise resource planning (“ERP”) and business process management (“BPM”).

Initial Acquisitions

We have acquired three software programs from related parties, either J. Bradley Hall, our director and CEO or Simon Arkell, our President. While in some cases these products were developed with significant research and development expenditures, they have not proven to be commercially viable and have not generated significant revenues to date. In addition, following the period ended June 30, 2005, we acquired an unrelated systems integrator that operates in Australia and New Zealand. Each of these transactions is described in more detail below.

Business Process Management (BPM) Software.  On March 15, 2005, we acquired an exclusive worldwide license to use and distribute a BPM software platform from 4159748 Canada Inc., an entity owned and controlled by our director. The terms of the agreement provided for a one-time payment of $150,000 and an ongoing royalty payment of one percent (1%) of gross proceeds received from the licensed software, up to a maximum of $1 million. The software license agreement calls for minimum quarterly royalty payments of $25,000.

The royalty payments for the BPM software were established on the basis of an estimation of the value of the software and its revenue generating potential. At the time of the license, Mr. Hall, one of our directors, was the sole director, officer and shareholder of 4159748 Canada, Inc. 4159748 Canada, Inc. acquired a license for the BPM software in November 2004 from an unrelated third party in exchange for royalty commitments on substantially the same terms that 4159748 Canada, Inc. offered the license to the BPM software to the Company.  In the period of time that 4159748 Canada, Inc. acquired the BPM license from the unrelated third party and the time that the Company purchased the license to the BPM software, no additional funds were invested into the development of the software.

This platform can be best viewed as a rules-based design, modeling, integration and execution environment. It resides atop other middleware components and supports real-time aggregation and event-driven processing. The three core components of the BPM platform are: 1) a process and workflow automation engine that provides an integrated, graphical environment for both low and high level business processes and the rules that govern their execution; 2) a messaging integration layer that facilitates data translation and real-time communication between disparate applications, data sources and personnel; and 3) technology adaptors that support cross middleware integration (for major product suites) and integration for custom business logic. In short, BPM provides the ability to monitor and manage processes and transactions while facilitating the modification and re-use of existing process models. It is designed to free up IT resources and reduce development and maintenance costs because all of this can be done by business analysts instead of expensive programmers.

Content Management Software.  Effective May 16, 2005, the Company acquired certain assets of Versifi Technologies, Inc. (“Versifi”) an entity affiliated with Simon Arkell, our President, in exchange for the issuance of 1,200,000 shares of our common stock. Versifi was a California corporation that was formed on October 1, 2002. The acquisition included primarily Versifi’s content management software and its personalization software, which were marketed together under the name Adaptive Information Server.

The content management software provides a single access point from which users can access multiple applications and data sources. The ability to unify content and application functionality across the extended enterprise and facilitate component reuse in a way that is user centric positions this software as an ideal toolset for accessing web based services. Mr. Arkell, Versifi’s founder and our President, personally acquired the content management software assets from Reef SA, a European software firm that been placed in bankruptcy. Prior to its bankruptcy, Reef SA had acquired the software from another company which had invested over $4 million in research and development on the software. Mr. Arkell sold the content management software to Versifi for $10,000. The acquisition was accounted for as a combination of entities under common control.  Accordingly, the assets acquired were recorded at their historical cost basis.  At the date of acquisition, the acquired assets had no historical net book value.

Personalization Software.  We also acquired from Versifi certain personalization software that uses click-stream analysis, collaborative filtering and user-profiling to provide content tailored to individual users’ preferences. The “predictive technology” quickly learns about a user’s preferences and then delivers personalized “smart” content and menus, generating more relevant content to PC and mobile users. The technology layer was developed by a long-time chair of computer science at UC-Irvine, and some of his PhD. students. Several articles about the technology have been published by the inventors regarding its implementation of “Bayesian Algorithms” embedded intelligence in all web-based services software solutions. Seed investors provided $1.7 million for research and development for this technology which was developed by AdaptiveInfo.com, Inc., a company whose assets were purchased by Versifi for stock.

The purchase price for the acquisition of both the Content Management Software and the Personalization Software was $1.2 million dollars, and was paid through the delivery of common stock valued at $1.00 per share. The acquisition of Versifi was negotiated and approved by the Company’s Director, Mr. J. Bradley Hall. For the period from Versifi’s formation to March 31, 2005, Versifi has generated total revenues from the sale of software of $113,243. Although the revenue to the date of acquisition was not significant, we believe that the market opportunity for Versifi’s technology is significantly greater than the purchase price, if we can successfully penetrate target markets for the software.

ERP and Systems Integration.  Effective September 12, 2005, we acquired all of the issued and outstanding capital stock of Hanson Prince Pty. Ltd. A.B.N. 93 103 806 953, d.b.a. Cserv, an unrelated Australian corporation (“Cserv”). Cserv is an Australian based ERP system company focused on delivering software, web and mobility solutions to medium-sized manufacturing and distribution enterprises in Australia and New Zealand. The acquisition involves some intellectual property and is the Company’s first PSF.

The purchase price was $1,046,323.50 and was paid through the issuance of 697,549 shares of our common stock. The price was established as a multiple of Cserv’s EBITDA for the year ended June 30, 2005, plus a value ascribed to its intellectual property. The acquisition of Cserv was negotiated at arm’s-length and approved by the Company’s Director. Neither the Company, Mr. Hall nor any member of the Company’s management had any relationship with Cserv at the time of the acquisition.

We have previously issued press releases concerning our plan to acquire companies that would aggregate $100 million in revenue and $44 million in EBITDA. Based on the opportunities that we have reviewed, we believe these figures are appropriate intermediate term goals for the Company. However, reaching these goals is predicated upon numerous uncertainties including our ability to identify and complete material acquisitions, and to effectively manage and operate those businesses once we have acquired them. These figures represent only the Company’s business goals. They are not projections, and we do not have in place definitive agreements that would deliver those results, nor have we identified specific acquisitions that would deliver these results upon their consummation.

On December 16, 2005, the Company signed a Capital Stock Purchase Agreement with the shareholders of 97.54% of Axion Solutions, Inc. a California Corporation (“Axion”), and is in negotiations to purchase the remaining 2.46% of Axion’s outstanding stock held be minority shareholders.  Axion is an unrelated Oracle reseller that has its principal place of business in Irvine, California.

The purchase price of $5,000,000.00 was based on a multiple of five times adjusted EBITDA.  The adjustment was made by taking Axion’s reported EBITDA and adding expenses that would no longer be incurred after being acquired by the Company.  The purchase price will be paid by the Company in the following manner: 1) $1,500,000 at the Closing Date, 2) $1,500,000 180 days after the Closing Date, 3) $1,0000,000 365 days after the Closing Date, and 4) $1,000,000 730 days after the Closing Date.  The Closing Date will be the date an audit is completed, wherein the subsequent payments are Secured by Secured Convertible Promissory Notes.  The acquisition of Axion was negotiated at arm’s-length and approved by the Company’s director.  Neither, the Company, Mr. Hall nor any member of the Company’s management had any relationship with Axion at the time of the execution of the Capital Stock Purchase Agreement

Additional Software Targets

In addition to the software acquired from 4159748 Canada Inc. and Versifi, we are looking at the following categories of solutions for potential targets. We continually review candidates in each of the following categories. However, there are no specific acquisition plans, or material definitive agreements to enter into additional acquisitions at this time.

ERP Software.  We are evaluating options for acquiring additional ERP software that integrates an enterprise’s core document management, workflow/process engineering and real-time e-commerce processes with its supply and value chain, resulting in a complete business solution. Traditional ERP solutions have been expensive and time consuming to deploy, restricting their use to large enterprises. We believe that the market for medium enterprise systems is underserved. We will attempt to address that market by procuring a solution that that can be implemented through a leveraged channel model at a price that medium size enterprises can afford.

Security/Network Performance Software.  One of the chief impediments to the widespread deployment of web-based services is the challenge of how to best establish security and optimize performance for a real-time based environment. Accordingly, we are actively targeting companies with software that has unique or protected solutions to network security and performance. We anticipate strong demand for these applications, which hold the potential for significant customer savings on bandwidth costs and other benefits such as accelerating business critical applications, enhancing user productivity and increasing return on investment in information systems infrastructure. The market for these products encompasses the many thousands of medium and large organizations that operate a multi-location network and that have substantial data traffic. We believe that the development and adoption of additional applications such as voice and video on the data network will enhance demand and further drive this market.

Business Intelligence (BI) Software.  Business intelligence and analytic software is playing an increasingly important role within enterprises as they seek to exploit the vast amounts of structured and unstructured data collected by various systems. The Company has prioritized the acquisition of business intelligence engines that track, monitor and analyze interactions between parties sharing web services across the internet. These tools are evolving from a passive reporting system to a proactive platform enabling data mining in the context of guided analytics and advanced visualization. These engines will also add considerable functionality to business process management applications, enabling more effective monitoring of inter-company transactions and other business processes.

E-Commerce Solutions.  We are evaluating targets that develop e-commerce tools and solutions, such as payment gateways, credit card processing and services to e-commerce vendors.

On November 30, 2005, we signed an agreement with UTEK Corporation, a company that is engaged to identify technology acquisition opportunities for the Company from research universities and government laboratories.

Professional Services Firms (“PSF”) Targets

We are basing our affinity for acquiring PSFs on the underlying premise “that is where the customers are.” The PSFs role as systems integrators and component assemblers positions them in the direct path of business line managers and other decision makers within existing customer organizations. Through the PSFs, we hope to develop more strategic customer relationships and acquire heightened vertical and business domain expertise, which we hope to turn into margin expansion. We also believe that growing our geographic footprint and proprietary real-time solutions portfolio will increase our potential for becoming the prime integrator for a customer’s needs. As customers gain confidence in our ability to provide long-term support services, they may be more likely to choose us as a preferred supplier.

Our initial research based on discussions with target PSFs suggests that we can acquire these PSFs for approximately one times (1x) their annual revenue. We are seeking PSFs that typically operate within a radius of 350 miles of their head office, are best-of-breed in terms of their current licensed offerings (i.e. Platinum Partners) and generally have revenues of less than $25 million. We’ve selected this segment because of favorable current valuations, the high number of potential targets, and the low probability of customer overlap. We continually review candidates to act as PSFs. However, there are no specific acquisition plans, or material definitive agreements to enter into additional acquisitions at this time.

Employees

As of June 30, 2005, the Company had no employees. The Company engages the services of its executive officers and key consultants under the terms of consulting agreements which require them to devote as much of their time as is necessary to fulfill their duties.

Available Information

Upon the effectiveness of this Registration Statement, we will become subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and, accordingly, will file periodic reports, including quarterly and annual reports and other information with the Securities and Exchange Commission (the “Commission” or “SEC”). We will also be subject to the proxy, information statement and beneficial ownership provisions of Section 14 and 16 of the Exchange Act. Such reports and other information may be inspected and copied at the public reference facilities maintained by the Commission at Station Place, 100 F. Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically. The address of the website is http://www.sec.gov.

Item 2. Management’s Discussion and Analysis or Plan of Operation.

The following discussion contains certain forward-looking statements that are subject to business and economic risks and uncertainties and the Company’s actual results could differ materially from those forward-looking statements. The following discussion regarding our financial position and results of operations should be read in conjunction with the Company’s financial statements and notes thereto.

We are an early stage company, whose goal is to be a strategic acquirer and integrator of web-based solutions and services. Our inception was December 8, 2004, and our fiscal year ended June 30, 2005. For the period from inception through the end of the fiscal year, we had no revenues and have incurred a net loss of $481,812, consisting primarily of general and administrative expenses for consulting fees and software licensing fees.

Our operating expenses through June 30, 2005 consisted primarily of software licensing fees ($200,000) and consulting fees ($151,750). Each of our executive management and key consultants are engaged under consulting agreements. Those consulting agreements were initiated primarily in April 2005, and have not been in effect since inception.

Our business plan is predicated on the strategic acquisition of technologies and operating companies. We are targeting software development and web services companies that are generating revenue and positive cash flow. We believe that we can acquire these entities at reasonable values relative to their cash flow potential. Once acquired, we intend to improve cash flows through enhancing both economies of scale and economies of scope. We seek to acquire several technologies in a given submarket, eliminate repetitive costs and integrate with other technologies to create a comprehensive solution.

On March 15, 2005, we acquired a license to certain BPM software from 4159748 Canada, Inc., a related party. Effective May 16, 2005, we completed the acquisition of certain software assets from Versifi, a related party. Neither of these technologies were being actively sold at the time of acquisition, and they have not generated revenues to date.

On September 12, 2005, we acquired all of the outstanding capital stock of Hanson Prince Pty, Ltd. dba Cserv, an Australian-based ERP company. At June 30, 2005, Cserv had cash of $78,312 and working capital of $131,343. For the fiscal year ended June 30 2005, Cserv had revenues of $982,623 and operating income of $193,808. For the prior fiscal year ended June 30, 2004, Cserv had revenues of $401,736 and an operating income of $21,294. Cash flows from operating activities during the fiscal year ended June 30, 2005 were $66,081.

Restatement of Previously Issued Financial Statements

The Company determined that the manner in which it accounted for the beneficial conversion feature on the issuance of its Series A preferred stock during the period ended June 30, 2005 was not in accordance with Emerging Issues Task Force (“EITF”) Issue No. 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” and EITF Issue No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments,” which specify that the preferred stock discount resulting from the allocation of proceeds to a beneficial conversion feature be accreted as a preferred stock dividend from the date of issuance to the stated redemption date. Accordingly, in connection with the restatement adjustments, the Company has appropriately reflected the beneficial conversion feature as a preferred stock discount and recorded the accretion of the preferred stock discount as a dividend. The Company previously did not record in its financial statements the discount resulting from the beneficial conversion feature related to the Series A preferred stock and did not record the resulting dividend.

The Company also determined that the manner in which it accounted for the fair value allocated to the warrants in connection with the Series A preferred stock issuance was not in accordance with EITF No. 98-5 and EITF No. 00-27. The guidance provided in EITF No. 98-5 and EITF No. 00-27 specifies that the fair value allocated to the warrants would not be accounted for as a preferred stock discount and accreted as a deemed dividend. During the year ended June 30, 2005, the Company previously recorded the fair value of the warrants as a deemed dividend at the date of issuance of the Series A preferred stock. The Company has revised its financial statements to reverse the preferred stock dividend previously recorded.

See Note 10 to the accompanying financial statements for the period from December 8, 2004 (date of inception) through June 30, 2005 included in this Registration Statement on Form 10-SB for a summary of the effects of the restatement adjustments on the Company’s balance sheet as of June 30, 2005 and its statements of operations and cash flows for the period ended June 30, 2005. The information included in the accompanying Plan of Operation reflects the effect of the restatement adjustments.

Plan of Operation

As of June 30, 2005, we had $128,216 of cash on hand and working capital of $67,121. On a pro forma basis, assuming that taking into account the Cserv acquisition as if that transaction had closed prior to June 30, 2005, we would have had cash on hand of $206,528 and working capital of $198,464.

We have financed our operations to date from the sale of equity securities, including the sale of Series A preferred stock and warrants to Mr. J. Bradley Hall, the Chairman and Chief Executive Officer of Amazing, for aggregate consideration of $1 million in the form of a subscription receivable. In connection with the Series A preferred stock financing, we issued 1,000,000 warrants. Each warrant entitles the holder to purchase one share of the Company’s unregistered common stock at an exercise price of $0.0005 per share and the warrants expire on August 22, 2010. The warrants contain a cashless exercise provision, which provides for net share settlement upon exercise. We will not receive any proceeds from the warrants exercised under the cashless exercise provisions or from any warrants that are not exercised. Therefore, the exercise of the warrants will not have an impact on our financial condition or results of operations. As of June 30, 2005, we received payments on this subscription receivable of $614,173, consisting of $350,000 in cash and $264,173 in operating expenses and a lease deposit paid directly by the shareholder. Under the terms of the subscription agreement for the Series A preferred stock, the balance of $385,827 is to be paid on or prior to October 31, 2005. We believe that the proceeds from the sale of our Series A preferred stock together with anticipated cash flows from operations will not be sufficient to satisfy our cash requirements through December 31, 2005.

We do not expect to incur significant research and development expenses with respect to our BPM, Content Management or Personalization software. In addition, Cserv incurred only modest research and development expenses of approximately $3,000 during the fiscal year ended June 30, 2005. At this point, we do not anticipate significant changes in research and development for Cserv. Consequently, any significant increases in research and development will be predicated entirely upon the particular circumstances of any acquisitions that we make, including the state of development of the technology, the complexity and the requirement for modification or integration with other solutions.

At present, our facilities and equipment are sufficient to support our current level of operations. During the next twelve months we intend to acquire technologies and companies, which may include the acquisition of plant and equipment. We intend to make acquisitions that may include common stock or other equity securities. Acquisitions will be focused on technologies or enterprises that are expected to make a positive contribution to operating income and cash flows. We do not have any agreements in place for such acquisitions at this time, and there can be no assurances that further acquisitions can be made, or made on terms acceptable to us.

The Company plans to use cash flows from the operating companies that it acquires to pay for its operating expenses, including the expenses of being a publicly traded company as well payments due under recent consulting agreements with management.

The following sets forth the Company’s financial commitments:

Royalty Payments.   The Company is obligated to pay quarterly royalty payments of $25,000 up to the maximum of $1 million or cancellation of the royalty agreement.  To date, the Company has paid $225,000 of royalty payments.

Public Reporting Costs.  As a fully reporting company, the Company estimates that the annual cost to comply with the reporting and filing of SEC documents could approximate $100,000 in legal and accounting costs.

Consulting Agreements.  Under three of the Company’s Consulting Agreements, the Company is committed to pay monthly consulting fees of approximately $22,500 until April 30, 2006 and monthly payments of $9,500 until June 30, 2006 for another consulting agreement.

Lease Agreement.  The only lease agreement the Company had as of June 30, 2005 was an office lease that terminates on November 30, 2006.  As indicated in Note 8 to the Company’s audited financial statements for the year ended June 30, 2005, the future minimum rental payments under the facility lease is $140,492.

The level of cash flows we derive from operations will depend to a significant degree on our ability to negotiate and close acquisitions of suitable target companies. If we are unable to generate sufficient cash flows from operations, we will attempt to raise additional funds to cover the costs of operations through additional public or private offerings of debt or equity securities. We have negotiated a letter of intent with an institutional investor for up to $10,000,000 in standby equity financing. The letter of intent is non-binding, subject to execution of definitive agreements, and other conditions precedent. There are no commitments or arrangements for other offerings in place and no guaranties that any such financings would be forthcoming, or as to the terms of any such financings. There is no assurance that we will be able to raise additional funds. If we cannot, we will be forced to curtail our operations or possibly be forced to evaluate a sale or liquidation of our assets. Even if we are successful in raising additional funds, there is no assurance regarding the terms of any additional investment. Any future financing may involve substantial dilution to existing investors.

As reported in the Report of Independent Registered Public Accounting Firm on our June 30, 2005 financial statements, the Company has incurred losses from inception and has yet to establish profitable operations. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern.

Risk Factors

An investment in the Company is highly speculative, and, accordingly, only persons who can afford the risk of loss of their entire investment should consider investing in the Company. The following factors, among others, must be carefully considered in evaluating whether to make an investment in the Company.

We are an early stage company and subject to numerous uncertainties about our ability to execute our business plan.

Our operations are subject to the customary risks incidental to a start-up company in the software business. These risks include, but are not limited to, the absence of a fully developed organizational infrastructure, the lack of proven brands and/or products or established customer demand. In order to survive, we must succeed at product development, quality assurance testing, marketing and customer acquisition, financial management, staff training and development and the management and growth of an early stage venture. The Company may not be successful in addressing all or any of these issues and the failure of any one could significantly impair our business, financial condition and operating results.

We have no operating history and may have difficulty predicting future operating income and expenses. Investors will have only limited historical information from which to assess possible future results of operations.

We commenced operations in December 2004. We have not generated any revenues from operations through June 30, 2005, the end of our first fiscal year. We have a very limited operating history upon which to base an evaluation of our prospective operations or results. As a result, we may have difficulty in accurately predicting revenues or costs of operations for budgeting and planning purposes. This could result in unexpected fluctuation in our future results of operations and other difficulties, any of which could make it difficult for us to maintain profitability and could increase the volatility of our common stock. Similarly, prospective investors will not be able to review past operations as a gauge to evaluate management execution, the ability to implement our business plan, the effectiveness of financial controls or other salient information.

Our business plan emphasizes strategic acquisitions of IP and PSFs as its core element, but we have completed only one independent acquisition to date.

A key premise of our business plan is that there are a number of under-funded companies that have developed software and unique IP in the web services space. Our success is predicated upon our ability to identify, acquire, integrate and market those assets though a network of PSFs that we intend to acquire. At this point in time, we have made three acquisitions, but two have been from related parties. Mr. J. Bradley Hall, our Chairman and CEO, controls 4159748 Canada Inc. and Mr. Simon Arkell, our President, was also a director and president of Versifi at the time of that acquisition. We have only recently completed the acquisition of Cserv from an unrelated party, and do not have significant experience managing its operations. To date we have not completed a sufficient number of acquisition transactions with a third party from which a prospective investor could evaluate our acumen in making such decisions.

We intend to use strategic acquisitions as a major component of our growth strategy and success in this strategy will depend upon our ability to identify, secure and integrate quality acquisition candidates.

Our business plan includes growth through merger and/or acquisitions. Our ability to grow will therefore depend significantly on our ability to identify, structure and negotiate appropriate acquisitions. Further we will be required to implement operational, financial and management controls to successfully integrate diverse companies and products into an effective organization. Although our management team has successfully contributed to the growth of other companies, they have limited experience in integrating and managing diverse operations. Any failure to manage growth effectively would have a material adverse effect on our results of operations and its ability to execute our business strategy.

Our success depends upon our ability to identify, acquire and develop new products and rapidly evolving technologies.

The market for web applications in which we intend to compete is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and products that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. There can be no assurance that technological developments will not render some of our products and services obsolete or that we will be able to respond with improved or new products, services and technology that satisfy evolving customers’ expectations. Any failure to acquire, develop or introduce new products, services and enhancements in a timely manner could have a material adverse effect on our business, financial condition and operations.

The software industry is highly competitive and inherently risky.

The software industry is characterized by large rewards for successful entities with few barriers to entry. As a result, it is characterized by large, well organized and well funded competitors and many small start-up companies. There are a number of factors that impact a software company’s success, including software design, architecture, ease of use, features, functionality, stability, market awareness and acceptance, support and maintenance. Each of these factors represents an inherently uncertain risk that cannot be reliably predicted. The rate of failure for start-up software companies of all types is extremely high.

We will have to compete against significant well-funded competitors.

We are developing and acquiring products that will work with Microsoft, Inc.’s. Net platform and Sun Microsystems, Inc.’s Java platform. We may face competition from those companies or other established software development companies such as Adobe, Macromedia or any one of thousands of other emerging software companies. Substantially all of these competitors have far greater capital, marketing and other resources than the Company. Those competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements and may be able to devote greater resources to the promotion and sale of their products and services. Our products may not obtain or retain a technical advantage or achieve significant market penetration. Competing firms may develop new or enhanced products that are more effective than any we have or may develop. Any increase in competition could result in material price reductions or our inability to obtain or retain market share and could have a material adverse effect on our business, financial condition and results of operations.

We may require additional capital in order to complete development of our software products and execute our business plan.

We may be required to raise additional capital from the sale of debt or equity securities in order to implement our business plan. There is no guaranty that we will be able to raise additional funds. If we cannot, we will be forced to curtail our operations or possibly be forced to evaluate a sale or liquidation of our assets. Even if we are successful in raising additional funds, there is no assurance regarding the terms of any additional investment. Any future financing may involve substantial dilution to existing investors.

Our management team is currently comprised of consultants, most of which are on short-term contracts and are not required to devote their full business time or attention to the Company’s operations.

We have entered into consulting agreements to provide for the services of our CEO, president and CFO. In the case of the president and CFO, these agreements were extended for a term of six months expiring in April 2005 and allow the officers to provide services for other enterprises. We intend to renegotiate employment or consulting agreements with our management team before their expiration. However, there is no assurance that we will be able to retain these individuals or that the services they provide for other entities will not adversely impact their ability to provide services to the Company. Because of our small size we place heavy reliance on our executives. The loss of any of them could materially adversely impact our ability to conduct critical business operations.

Our success is dependent on our ability to attract, train and retain qualified managers and employees.

Our immediate future success depends on our ability to identify, attract, hire, train, retain and motivate other highly skilled employees. We have not yet retained operational management for certain key operating areas. As we develop we will have to attract and retain key managerial talent. The failure to retain and attract the necessary personnel could materially adversely affect our business, financial condition and operating results.

Our products may contain undetected “bugs” or defects which could be costly to repair and impair our reputation.

Software products are complex and may contain undetected errors or “bugs” when introduced or when new products or versions are released. No assurance can be given that, despite testing, our products will not contain errors after commencement of commercial shipments. Repairing any such errors could be costly and time consuming. Further, the existence of any such defects could significantly impair our reputation, resulting in loss of market share or failure to achieve market acceptance. Any such occurrence could have a material adverse effect upon our business, financial condition and results of operations.

We rely on proprietary technology to develop and protect our competitive position, but we cannot guarantee that our efforts to protect our technology will be successful.

We regard our software as proprietary and rely primarily on a combination of copyright, trademark, trade secret and confidential information laws and on employee and third-party non-disclosure agreements and other methods to protect our proprietary rights. We cannot provide any assurance that these protections will be adequate to protect our intellectual property rights or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technologies.

We face the potential risk of infringement claims that can result in costly re-engineering, royalty agreements, or litigation.

We believe that our current products, trademarks and other proprietary rights do not infringe on the proprietary rights of third parties. There can be no assurance that third parties will not assert infringement claims against us in the future with respect to current or future products, trademarks or other works or that such assertion may not require us to enter into royalty arrangements or result in costly litigation.

Our existing stockholders, including our officers and a director, control a substantial interest in us and thus they may influence certain actions that may require a stockholder vote.

J. Bradley Hall, our Chairman and CEO, beneficially owns approximately one third of our outstanding common stock and all of our outstanding Series A preferred stock. As a result, Mr. Hall has and will continue to have substantial control over the management and direction of the Company. It would be extremely difficult for any matter requiring shareholder vote to be approved without the consent of Mr. Hall.

There has not been an active trading market for our common stock and we may not be able to develop an active market that would provide liquidity and price protection to investors.

The market for our common stock has been thin and sporadic. We have a very restricted public float. As a result, transactions in our shares may reflect the vagaries of a particular circumstance and are less likely to reflect the intrinsic value of the Company. Moreover, the quotations for the common stock for such trades as exist may reflect inter-dealer prices, and may not necessarily represent actual transactions. We are filing this Registration Statement as part of a plan to develop an active market for our common stock in an effort to improve liquidity and shareholder value. The filing of this Registration Statement and the undertaking to file periodic reports with the SEC does not guaranty that an active market will develop for our common stock. In the event a regular public trading market does not develop, any investment in our common stock would be highly illiquid. Accordingly, investors in the Company may not be able to sell their shares readily.

We may be unable to meet changing laws, regulations and standards related to corporate governance and public disclosure when we become a fully reporting company.

Our intermediate term plan to increase the liquidity of our common stock includes efforts to have the stock listed on the Over the Counter market or “Bulletin Board” or an exchange such as the AMEX or Nasdaq SmallCap Market. Each of these markets imposes criteria on listed companies which include both financial thresholds and corporate governance requirements. Those listing standards are subject to amendment and modification from time to time. Recent revisions imposed by the Sarbanes-Oxley reforms include heightened requirements for audit committees and audit committee members, enhanced processes for evaluating internal controls over financial reporting and public disclosure.

The inability to secure such a listing will limit the marketability of our common stock and may adversely impact both the market price and the liquidity of the trading market for our common stock.

We will incur increased costs as a result of being a fully reporting company with the SEC.

Compliance with the reporting company obligations under the Exchange Act involves substantial costs, including the cost of an independent registered public accounting firm to review quarterly financial reports and prepare audited annual reports, the cost of directors and officers liability insurance and indemnification, the costs to implement internal control procedures for financial reporting and public disclosure, the cost of preparing quarterly, annual and periodic reports and filing them with the SEC and the cost of printing and mailing information related to shareholders meetings. We believe that these costs will be offset by the benefit of greater access to capital and an improved trading market and liquidity for our stockholders. However, the costs related to being public are largely fixed, while the benefits are dependent upon a number of factors, the success of which cannot be guaranteed.

Item 3. Description of Property.

We do not own any real property. Our executive offices are located at 23 Corporate Plaza Drive, Suite 200, Newport Beach, CA, 92660. We lease this space, comprising approximately 3,000 square feet of office space at a current lease rate of $8,234 per month under the terms of a sublease agreement which expires November 30, 2006.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth, as of June 30, 2005, certain information with respect to the beneficial ownership of common stock by (a) each of the Company’s directors and (b) all directors and executive officers as a group. With the exception of J. Bradley Hall, the Company is not aware of any beneficial owner of more than 5% of its outstanding common stock. Each of the officers and directors can be reached in care of the Company at 23 Corporate Plaza Drive, Suite 200, Newport Beach, CA, 92660. To the best of the Company’s knowledge, each of such persons has sole voting and investment power with respect to the shares beneficially owned.

Name and Address of Beneficial Owner	Common Shares		Percent of Class
Director and Executive Officers
J. Bradley Hall	13,000,000	(1)	35.1%
Simon Arkell	1,718,942		4.9%
Thomas Brown	100,000		* %
William J. McCaffrey Jr.	0		* %
All executive officers and directors as a group (4 persons)	14,818,942	(1)	40.0%

*                                         Less than 2 percent.

(1)                                  Includes 1,000,000 shares of common stock issuable upon conversion of outstanding Series A convertible preferred stock and 1,000,000 shares issuable upon the exercise of outstanding warrants.

Item 5. Director and Executive Officers, Promoters and Control Persons.

The following table sets forth the names and ages of our current directors, executive officers and key consultants as well as the principal offices and positions held by each person. Our executive officers are elected annually by the Board of Directors. The directors serve one year terms until their successors are elected. The executive officers currently serve under consulting agreements which generally carry a six-month term, subject to resignation or removal by the Board of Directors. There are no family relationships between any of the directors and executive officers. In addition, there was no arrangement or understanding between any executive officer and any other person pursuant to which any person was selected as an executive officer.

Name	Age	Position
Director and Executive Officers
J. Bradley Hall	44	Chairman of the Board and CEO
Simon Arkell	39	President and Secretary
Thomas Brown	60	Chief Financial Officer
William J. McCaffrey Jr.	59	Director
Key Consultant
John Gainor	40	Director of Business Development

Chairman and Chief Executive Officer.  Mr. Hall has served as the Chairman and CEO of the Company since its inception in December 2004. From 2000 to the present, Mr. Hall has served as chairman and CEO of Icon Capital Corp. a merchant bank. In 1995, he was part of the team that launched The Triax Growth Fund, an investment fund. From 1991 to 1995, Mr. Hall founded and served as CEO of Integrity Software, a software development company that developed and marketed a proprietary “C’ code generator. From 1986 to 1991, Mr. Hall served as Director of Business Development for Hav-Info Communications of Toronto, a then CDNX Venture Exchange (now Toronto Stock Exchange) listed developer of interactive, on-line yellow pages and live stock quote services for non-professionals. Mr. Hall holds a Bachelor’s degree in International Business from Seneca College in Toronto, with a specific focus on corporate and trade finance.

President.  Mr. Simon Arkell has served as the Company’s President and Secretary since April 2005. From 2002 until 2005, Mr. Arkell was a principal with Gramercy Venture Advisors, a venture capital and merger and acquisition advisory firm targeting small and mid-size businesses. From 2001 to 2002, Mr. Arkell was the CEO of LibertyScape, Inc. a wireless software development company. From 1999 to 2000, Mr. Arkell was Vice President Business Development for Versifi Technologies, Inc. Mr. Arkell holds an MBA from California Polytechnic State University, San Luis Obispo and a BA (Econ) from the University of New Mexico.

Chief Financial Officer.  Mr. Thomas Brown has served as the Company’s CFO since April 2005. From 1997 to the present, Mr. Brown has served as a Managing Director of Wyndham Capital Corporation, an investment banking firm. From 1987 to 1997, Mr. Brown was co-founder and managing director of Ablum, Brown & Company a private investment banking firm serving middle market companies, individual investors, leveraged buyout groups, divisions and subsidiaries of larger corporations. Mr. Brown holds a BS in Finance from the University of Southern California and is a Chartered Financial Analyst (CFA).

Director.  Mr. William McCaffrey has served as a Director of the Company since August 2005. From 1998 to 2000 he served as Chief Financial Officer of the Stuart Anderson’s Division of the American Restaurant Group, Inc. which operates restaurants under the Stuart Andersons’ Black Angus brand. From 1986 to 1998, Mr. McCaffrey was the Chief Financial Officer of American Restaurant Group, Inc. In 1986 he was the Chief Financial Officer for the W.R. Grace Restaurant Group. Mr. McCaffrey holds a Bachelors degree in mechanical engineering from the University of Notre Dame and an MBA from Harvard University.

Director of Business Development.  Mr. John Gainor has served as the Director of Business Development for the Company since May 1, 2005. From 2004 to 2005, he was a sales representative with DataLink Networks, a computer reseller. From 2001 to 2004, he served as the regional sales manager for Surebridge, Inc., an application service provider (“ASP”). From 2000 to 2001, he served as an account representative for Akamai Technologies, Inc. From 1999 to 2000, he served as a sales manager with Corio, Inc. From 1994 to 1999, he was Senior Territory Manager with Allergan, Inc. From 1990 to 1994, he was a sales representative with Zimmer Larson Orthopedics. Mr. Gainor holds a BA degree from University of California, Berkeley.

Item 6. Executive Compensation.

The Company’s executive officers were engaged between February and April 2005. Each of them received only cash compensation for their services during the period from the Company’s inception in December 2004 through June 30, 2005, which did not exceed $50,000 in any individual case. The Company has not adopted a stock option plan or any long term incentive plans and did not have any stock options outstanding at June 30, 2005.

On February 15, 2005, the Company entered into a consulting agreement (the “Agreement”) with J. Bradley Hall, to serve as the Company’s Chairman of the Board and Chief Executive Officer. The agreement calls for Mr. Hall to receive base fees of $114,000 per annum. The Company paid Mr. Hall a total of $42,750 in consulting fees for the year ended June 30, 2005. In addition, Mr. Hall will be eligible for performance-based bonus compensation for achieving milestones that will be established by the Compensation Committee of the Board of Directors, once the Board has formed the committee. Mr. Hall is entitled to reasonable and customary group health, disability and life insurance and participation in Company sponsored stock option and retirement plans. The Agreement also requires the Company to provide Mr. Hall a relocation allowance of $30,000 commencing upon establishment of a corporate office in Southern California. In accordance with such relocation allowance provision, Mr. Mr. Hall is entitled to $5,000 per month re-location assistance for a period of six months.  Payments accrue at a rate of 10% interest until such time as the Company has a minimum of $1 million in the treasury.  No payments have been made on the re-location assistance. The consulting relationship with Mr. Hall may be terminated by Mr. Hall or the Company at any time. In the event that Mr. Hall’s services are terminated without cause, he is entitled to severance equal to 24 months of continued base fee payments and the acceleration of all unvested stock options. In the event that Mr. Hall terminates his services for good cause, as defined in the Agreement, he will be entitled to severance equal to 12 months of continued base fee payments.

On April 18, 2005, the Company entered into a six-month consulting agreement with Mr. Simon Arkell to serve as the Company’s president. Mr. Arkell is not required to work full time for the Company, but is to devote as much time to the services as is reasonably necessary. Under the term of the agreement, Mr. Arkell received an initial payment of $8,500 and will receive an additional $8,500 per month during the term. Under the terms of the agreement, Mr. Arkell has granted the Company a repurchase right on 800,000 shares of the common stock purchased by Mr. Arkell on the Company’s formation if Mr. Arkell terminates his services with the Company. The repurchase right grants the Company the right to repurchase the shares of common stock at their original purchase price of $.001, and expires at a rate of 133,333 of such shares for each quarter that Mr. Arkell continues his services. The consulting agreement with Mr. Arkell has been renewed for another six months and will terminate on April 15, 2006.

On April 18, 2005, the Company entered into a six-month consulting agreement with Wyndham Capital pursuant to which Mr. Thomas Brown serves as the Company’s CFO. Mr. Brown is not required to work full time for the Company, but is to devote as much time to the Company as is reasonably necessary. Under the term of the agreement, Mr. Brown receives cash compensation in the amount of $7,500 per month during the term. Under the terms of the agreement, Mr. Brown has granted the Company a repurchase right on the 100,000 shares of the common stock purchased by Mr. Brown on the Company’s formation if Mr. Brown terminates his services with the Company. The repurchase right grants the Company the right to repurchase the shares of common stock at their original purchase price of $.001 and expires at a rate of 16,667 of such shares per month that Mr. Brown continues his services. . The consulting agreement with Mr. Brown has been renewed for another six months and will terminate on April 15, 2006

Item 7. Certain Relationships and Related Transactions.

On February 22, 2005, we entered into a subscription agreement with J. Bradley Hall for the purchase of 1 million shares of Series A preferred stock and 1 million warrants to purchase common stock for an aggregate purchase price of $1 million. The Series A preferred stock is convertible into common stock at $1.00 per share, subject to “full ratchet” anti-dilution protection for new issuances. In addition, the holders of Series A preferred stock are entitled to certain preemptive rights with respect to the Company’s issuance of additional capital stock. The Series A preferred stock is redeemable by the Company at any time prior to May 6, 2007 upon payment of a redemption premium of eight percent (8%), plus accrued and unpaid dividends. After that date, the redemption premium is increased to sixteen percent (16%). The warrants grant the holder the right to acquire shares of common stock at a price of $.0005 per share, subject to full ratchet anti-dilution until August 22, 2010.

On March 15, 2005, we acquired an exclusive worldwide right to license our BPM software from 4159748 Canada, Inc. The terms of the agreement provided for a one-time payment of $150,000 and an ongoing royalty payment of one percent (1%) of gross proceeds received from the licensed software, up to a maximum of $1 million. The software license agreement calls for minimum quarterly royalty payments of $25,000. For the fiscal year ended June 30, 2005, we made payments of $200,000 to 4159748 Canada, Inc., comprised of the initial $150,000 payment and a quarterly royalty payment of $25,000 for each of two quarters. We have not sold any product based on the BPM software to date. Mr. J. Bradley Hall, the Chairman and CEO of the Company is the Chairman and CEO of 4159748 Canada, Inc. and owns one hundred percent (100%) of 4159748 Canada, Inc.’s outstanding capital stock.

On May 16, 2005, we purchased certain assets of Versifi Technologies, Inc. in exchange for 1,200,000 shares of our common stock. Mr. Simon Arkell, an officer of the Company, was the Chairman, Chief Executive Officer and a stockholder of Versifi at the time of the asset purchase. In connection with the asset purchase, Mr. Arkell received from Versifi 418,942 shares of our common stock as his pro rata allocation of the purchase price, based upon his ownership position in that company at the time of the transaction.

The transactions with Mr. Hall were not negotiated at arms-length. At the time of the sale of the Series A preferred stock and warrants and at the time of the purchase of the BPM software, Mr. Hall was the Chief Executive Officer and sole director of the Company. The transaction to acquire Versifi from Mr. Arkell was negotiated between Mr. Arkell on the one hand, and Mr. Hall, on behalf of the Company. The Board of Directors, consisting at the time of Mr. Hall, approved the Versifi transaction. We did not secure a fairness opinion or third party appraisal of the purchase prices or values in connection with these transactions.

We are currently seeking to add additional independent directors to our Board of Directors. In the future, we plan to have any related party transactions approved by disinterested members of the Board or an independent committee. In the event that it is not possible to secure independent board approval of a transaction, we seek to establish that the terms of any related party transaction are no less favorable to the Company than those that can be obtained from third parties. For material transactions, the Company may secure a third party appraisal or fairness opinion.

Item 8. Description of Securities.

Our authorized capital stock consists of 205,000,000 shares of which 175,000,000 are designated common stock and 30,000,000 are designated as preferred stock.

Common Stock

We are authorized to issue 175,000,000 shares of common stock, $.001 par value per share, of which 35,026,254 were outstanding as of June 30, 2005. Holders of our common stock have equal rights to receive dividends when, and if, declared by our Board of Directors, out of funds legally available therefore. Holders of our common stock are entitled to one vote per share and do not have cumulative voting rights. In the event of liquidation, holders of our common stock are entitled to share ratably in the net assets available for distribution to stockholders, subject to the rights, if any, of holders of any preferred stock then outstanding. Shares of common stock are not redeemable and have no preemptive or similar rights. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

We are authorized to issue 30,000,000 shares of preferred stock, $.0001 par value per share, of which 1,000,000 shares have been designated Series A preferred stock and are currently outstanding.

The Series A preferred stock ranks senior to any junior class of preferred stock and to the common stock. Upon the occurrence of any liquidation event, holders of the Series A preferred stock will be entitled to receive, out of any funds available for distribution, an amount equal to their original purchase price, plus accrued and unpaid dividends prior to any distribution to any junior series of preferred stock or common stock. The Series A preferred stock accrues dividends quarterly at the rate of ten percent (10%) per annum. Dividends are payable in cash at the time of conversion of the Series A preferred stock into common stock or upon the occurrence of a liquidation event. Each share of Series A preferred stock is convertible into one share of common stock at any time at the election of the holder, subject to adjustment for stock splits, dividends and reorganization. In addition, the conversion rate of the Series A preferred stock is subject to a “full ratchet” anti-dilution protection in the event that the Company issues common stock or equivalents at a price or conversion price of less than $1.00 per share while the Series A preferred stock is outstanding. The Series A preferred stock is redeemable by the Company at any time prior to May 6, 2007 upon payment of a redemption premium of eight percent (8%), plus accrued and unpaid dividends. After that date, the redemption premium is increased to sixteen percent (16%). Any matter that adversely affects the Series A preferred stock must be approved by the holders of a majority of the Series A preferred stock. On all other matters, the Series A preferred stock votes with the common stock as a single class, on an as-converted basis. Holders of Series A preferred stock are entitled to preemptive rights in any subsequent equity financing, excluding certain share issuances to officers and directors or in connection with strategic acquisitions, in order to maintain their percentage ownership interest in the Company on an as-converted, fully diluted basis. The holders of the Series A preferred stock are entitled to “most favored investor” status until May 6, 2006. In the event that prior to that date the Company issues any securities to a third party with terms that are more favorable than those that are granted to the Series A preferred stockholder, the Company has agreed to revise the Series A preferred stock to reflect those more favorable terms.

Within the limits and restrictions provided in our Articles of Incorporation, our Board of Directors has the authority, without further action by our shareholders, to issue up to an additional 29,000,000 shares of preferred stock, in one or more series, and to fix, as to any such series, any dividend rate, redemption price, preference on liquidation or dissolution, sinking fund terms, conversion rights, voting rights and any other preference or special rights and qualifications.

Anti-Takeover Provisions of our Articles of Incorporation

As described above, our Board of Directors is authorized without further stockholder action, to designate any number of series of preferred stock with such rights, preferences and designations as determined by our Board. Shares of preferred stock issued by our Board of Directors could be utilized, under certain circumstances, to make an attempt to gain control of our Company more difficult or time consuming. For example, shares of preferred stock could be issued with certain rights that might have the effect of diluting the percentage of common stock owned by a significant stockholder or issued to purchasers who might side with management in opposing a takeover bid that our Board of Directors determines is not in the best interest of us and our stockholders. The existence of the preferred stock may, therefore, be viewed as having possible anti-takeover effects.

PART II

Item 1. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

Our common stock is listed for trading on the Pink Sheets under the symbol “AZTN”. The current Company merged into AZTN in a reverse merger transaction which took effect in December 2004. The following table sets forth, for the fiscal period indicated from our merger with DTG through a recent trading date, the high and low closing bid prices for our common stock as reported on the over the counter market in the “Pink Sheets” as maintained by Pink Sheets LLC. The quotations for the Common Stock traded in the Pink Sheets may reflect inter-dealer prices, without retail mark-up, markdown or commission and may not necessarily represent actual transactions.

	High	Low
Year Ended June 30, 2006
Second Quarter (through October 31, 2005)	$4.00	$3.80
First Quarter Ended September 30, 2005	$4.00	$1.00
Year Ended June 30, 2005
Fourth Quarter Ended June 30, 2005	$1.50	$1.00
Third Quarter ended March 31, 2005	$2.00	$.75
Second Quarter (from December 16, 2004 to December 31, 2004)	$3.00	$1.10

At June 30, 2005, the Company had 35,026,254 shares outstanding. In addition, there are 1,000,000 shares issuable upon conversion of the outstanding Series A preferred stock and 1,000,000 shares issuable upon exercise of outstanding warrants. Of the shares outstanding, 20,000,000 shares were issued in a private placement in December 2004 pursuant to an exemption from registration provided by Rule 504 of Regulation D and are unrestricted shares. The balance of the outstanding shares was issued to affiliates and nonaffiliates in private placement transactions that took place from December 2004 to May 2005. Those shares are restricted securities as that term is defined in Rule 144 of the Rules and Regulations of the Securities and Exchange Commission, promulgated under the Act. Under Rule 144, such shares can only be publicly sold, subject to volume restrictions and certain restrictions on the manner of sale, commencing one year after their acquisition. None of the Company’s common stock is being, or has been proposed to be, sold by the Company in a registered public offering.

At June 30, 2005, there were approximately 75 holders of record of our common stock. The record holders include some brokerage firms and nominees who may be holding shares in “street name” for the benefit of other holders. The Company believes that the number of beneficial owners of its common stock is approximately 111 holders.

We have never declared or paid cash dividends on our common stock. We currently intend to retain all future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on common stock in the foreseeable future.

Item 2. Legal Proceedings.

We are not currently involved in any legal proceedings.

Item 3. Changes in and Disagreements with Accountants.

We have retained Corbin & Company, LLP as our independent registered public accounting firm for the fiscal year ended June 30, 2005. We have not previously engaged any other independent registered public accounting firm and there are no disagreements between us and Corbin & Company, LLP.

Item 4. Recent Sales of Unregistered Securities.

On December 16, 2004, the Company entered into a merger with DTG Industries, Inc. in which the Company was the surviving entity.  In connection with the merger, DTG Industries, Inc.’s existing outstanding shares of common stock automatically converted into shares of the Company’s common stock on the basis of one share of the Company’s common stock for each 1,000 shares of DTG Industries common stock. Immediately following the merger there were 26,254 shares of common stock outstanding. The shares were issued by the Company, without discount or commission or fees, in a private placement pursuant to Section 4(2) promulgated under the Securities Act of 1933.  In the three years prior to the merger, DTG Industries, Inc., had issued no unregistered stock.

In connection with this issuance, DTG Industries, Inc., was provided with access to all material aspects of the Company, including the business, management, offering details, risk factors and financial statements.  DTG Industries, Inc., shareholders represented to us that they were acquiring the shares as principals for their own accounts with investment intent.  The DTG Industries, Inc., shareholders also represented that they were sophisticated, having prior investment experience and having adequate and reasonable opportunity and access to any corporate information necessary to make an informed decision. This issuance of securities was not accompanied by general advertisement or general solicitation.

On December 31, 2004, we issued 13,800,000 shares of common stock in exchange for a subscription receivable of $13,800 to certain founders of the Company, including 11,000,000 shares to J. Bradley Hall, 1,300,000 to Simon Arkell and 100,000 to Thomas G. Brown, each of which are executive officers of the Company. The shares were issued by the Company, without discount or commission or fees, in a private placement pursuant to Section 4(2) promulgated under the Securities Act of 1933.

In connection with this issuance, each of the shareholders was provided with access to all material aspects of the Company, including the business, management, offering details, risk factors and financial statements.  Further, each of the shareholders represented to us that they were acquiring the shares as principals for their own accounts with investment intent.  The shareholders also represented that they were sophisticated, having prior investment experience and having adequate and reasonable opportunity and access to any corporate information necessary to make an informed decision. This issuance of securities was not accompanied by general advertisement or general solicitation. The shares were issued with a Rule 144 restrictive legend.

On December 31, 2004, we issued 20,000,000 shares of common stock to the 15 stockholders of Tenby Holdings, Inc. for a subscription receivable of $20,000. The shares were issued by the Company without discount or commission or fees, in a private placement pursuant to Rule 504 of Regulation D promulgated under the Securities Act of 1933.  Tenby Holdings, Inc. acted as nominee for the investors and tendered the $20,000 subscription receivable to the Company’s attorney in trust, in one lump sum on behalf of its stockholders after Tenby had received the funds from the investors.  This payment was paid at the time of acceptance of the subscriptions for shares by the Company.  To the best of our knowledge, all of the accredited investors still maintain their stock ownership in the Company.

In connection with this issuance, each of the shareholders were provided with access to all material aspects of the Company, including the business, management, offering details, risk factors and financial statements.  Further, each of the shareholders represented to us that they were acquiring the shares as principals for their own accounts with investment intent.  The shareholders also represented that they were sophisticated, having prior investment experience and having adequate and reasonable opportunity and access to any corporate information necessary to make an informed decision. This issuance of securities was not accompanied by general advertisement or general solicitation. These shares were issued without a restrictive legend.

On February 22, 2005, we sold 1 million shares of Series A preferred stock and 1 million common stock purchase warrants to J. Bradley Hall, a director of the corporation, in exchange for a subscription receivable of $1 million. The shares and warrants were issued by the Company, without discount or commission, pursuant to Regulation S promulgated under Securities Act of 1933.

On May 16, 2005, we issued 1.2 million shares of common stock to Versifi Technologies, Inc. in connection with the acquisition of substantially all of Versifi’s assets. The shares were issued in a private placement pursuant to Section 4(2) of the Securities Act of 1933.

In connection with this issuance, Versifi Technologies, Inc., was provided with access to all material aspects of the Company, including the business, management, offering details, risk factors and financial statements. Versifi Technologies, Inc., shareholders represented to us that they were acquiring the shares as principals for their own accounts with investment intent.  The Versifi Technologies, Inc., shareholders also represented that they were sophisticated, having prior investment experience and having adequate and reasonable opportunity and access to any corporate information necessary to make an informed decision. This issuance of securities was not accompanied by general advertisement or general solicitation and no fees or commissions were paid in connection with the issuance. The shares were issued with a Rule 144 restrictive legend.

On September 12, 2005, we agreed to issue 697,549 shares of common stock to four individuals in connection with the acquisition of the capital stock of Hanson Prince Pty, Ltd. dba Cserv. The shares were issued in a private placement pursuant to Section 4(2) of the Securities Act of 1933. The shares were issued directly by the Company, without discount or commission or fees. The shares were issued as part of a negotiated acquisition of Cserv in which Cserv was given access to information concerning the Company.

In connection with this issuance, Cserv was provided with access to all material aspects of the Company, including the business, management, offering details, risk factors and financial statements. The four Cserv shareholders represented to us that they were acquiring the shares as principals for their own accounts with investment intent.  The four Cserv shareholders also represented that they were sophisticated, having prior investment experience and having adequate and reasonable opportunity and access to any corporate information necessary to make an informed decision. This issuance of securities was not accompanied by general advertisement or general solicitation and no fees or commissions were paid in connection with the issuance. The shares were issued with a Rule 144 restrictive legend.

Item 5. Indemnification of Directors and Officers.

The Nevada General Corporation Laws and our Bylaws provide for indemnification of the corporation’s directors, officers, employees and agents for liabilities and expenses that they may incur as a result of his or her acting in such capacities. In general, directors, officers, employees and agents are indemnified with respect to actions taken in good faith, in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors or officers pursuant to the foregoing provisions, we are informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in said Act and is, therefore, unenforceable.

PART F/S

AMAZING TECHNOLOGIES CORP.

(Formerly Known as DTG Industries, Inc.)

(An Early Stage Company)

FINANCIAL STATEMENTS

For The Period From December 8, 2004 (Date of Inception)

Through June 30, 2005

with

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AMAZING TECHNOLOGIES CORP.

(Formerly Known As DTG Industries, Inc.)

(An Early Stage Company)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Amazing Technologies Corp.

We have audited the accompanying balance sheet of Amazing Technologies Corp. (the “Company”) (a development stage company) as of June 30, 2005 (as restated) and the related statements of operations (as restated), stockholders’ equity (as restated) and cash flows (as restated) for the period from December 8, 2004 (date of inception) through June 30, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Amazing Technologies Corp. as of June 30, 2005 (as restated) and the results of its operations (as restated) and its cash flows (as restated) for the period from December 8, 2004 (date of inception) through June 30, 2005 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred losses since its inception and has yet to establish profitable operations. These factors, among others, raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 10 to the financial statements, the Company has restated its financial statements for the period from December 8, 2004 (date of inception) through June 30, 2005.

CORBIN & COMPANY, LLP

Irvine, California

September 15, 2005, except Notes 1, 3, 6 and 10 as to which the date is December 8, 2005

AMAZING TECHNOLOGIES CORP.

(FORMERLY KNOWN AS DTG INDUSTRIES, INC.)

(An Early Stage Company)

BALANCE SHEET

June 30, 2005

(As restated)

ASSETS
Current assets:
Cash	$128,216
Prepaid consulting fees—related parties	7,000
Other prepaid expenses	10,324
Total current assets	145,540
Property and equipment, net	17,274
Deposits	17,556
$180,370
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$13,294
Income taxes payable	800
Accrued consulting fees—related parties	10,000
Other accrued expenses	18,915
Accrued dividends	35,410
Total current liabilities	78,419
Commitments and contingencies
Stockholders’ equity:
Series A convertible preferred stock, $0.0001 par value; 1,000,000 shares issued and outstanding (liquidation preference of $1,035,410)	100
Common stock, $0.001 par value; 175,000,000 shares authorized, 35,026,254 shares issued and outstanding	35,026
Additional paid-in capital	1,503,674
Stock subscriptions receivable	(419,627)
Deficit accumulated during the development stage	(1,017,222)
Total stockholders’ equity	101,951
$180,370

See report of independent registered public accounting firm and accompanying notes to financial statements

AMAZING TECHNOLOGIES CORP.

(FORMERLY KNOWN AS DTG INDUSTRIES, INC.)

(An Early Stage Company)

STATEMENT OF OPERATIONS

For The Period December 8, 2004 (Date of Inception)

Through June 30, 2005

(As restated)

Revenue	$—
Operating expenses:
Consulting fees—related parties	151,750
Software licensing fees—related party	200,000
Travel and entertainment	40,773
Professional services	36,855
Rent	20,586
Office expense	19,051
Public relations	11,997
Total operating expenses	481,012
Loss before provision for income taxes	(481,012)
Provision for income taxes	800
Net loss	$(481,812)
Deemed dividends related to stock and beneficial conversion feature of preferred stock	(500,000)
Preferred Stock Dividends	(35,410)
Net loss available to common stockholders	$(1,017,222)
Net loss available to common stockholders per share:
Basic and diluted	$(0.03)
Weighted average common shares outstanding:
Basic and diluted	30,280,176

See report of independent registered public accounting firm and accompanying notes to financial statements

AMAZING TECHNOLOGIES CORP.

(FORMERLY KNOWN AS DTG INDUSTRIES, INC.)

(An Early Stage Company)

STATEMENT OF STOCKHOLDERS’ EQUITY

For The Period December 8, 2004 (Date of Inception)

Through June 30, 2005

(As restated)

					Additional Paid-in Capital	Stock Subscriptions Receivable	Deficit Accumulated During The Development Stage	Total Stockholders’ Equity

	Series A Preferred
	Stock		Common Stock
	Shares	Amount	Shares	Amount
Balance at December 8, 2004 (date of inception)	—	$—	—	$—	$—	$—	$—	$—
Reverse acquisition of DTG Multimedia, Inc.	—	—	26,254	26	(26)	—	—	—
Common stock subscribed at $0.001 per share	—	—	33,800,000	33,800	—	(33,800)	—	—
Series A preferred units subscribed by related party at $1.00 per unit	1,000,000	100	—	—	999,900	(1,000,000)	—	—
Amortization of beneficial conversion feature in connection with issuance of Series A preferred stock (as restated)	—	—	—	—	500,000	—	(500,000)	—
Common stock issued in connection with acquisition of assets of Versifi	—	—	1,200,000	1,200	(1,200)	—	—	—
Estimated fair value of warrants issued for services	—	—	—	—	5,000	—	—	5,000
Payment on Series A preferred stock subscriptions	—	—	—	—	—	614,173	—	614,173
Dividends	—	—	—	—	—	—	(35,410)	(35,410)
Net loss	—	—	—	—	—	—	(481,812)	(481,812)
Balance at June 30, 2005	1,000,000	$100	35,026,254	$35,026	$1,503,674	$(419,627)	$(1,017,222)	$101,951

See report of independent registered public accounting firm and accompanying notes to financial statements

AMAZING TECHNOLOGIES CORP.

(FORMERLY KNOWN AS DTG INDUSTRIES, INC.)

(An Early Stage Company)

STATEMENT OF CASH FLOWS

For The Period December 8, 2004 (Date of Inception)

Through June 30, 2005

(As restated)

Cash flows from operating activities:
Net loss	$(481,812)
Adjustments to reconcile net loss to net cash used in operating activities:
Reduction of stock subscription receivable issued in exchange for expenses paid on behalf of Company	247,117
Estimated fair value of warrants issued for services	5,000
Depreciation	859
Changes in operating assets and liabilities:
Increase in prepaid expenses	(17,324)
Increase in deposits	(500)
Increase in accounts payable	13,294
Increase in income taxes payable	800
Increase in accrued expenses	28,915
Net cash used in operating activities	(203,651)
Cash flows used in investing activities:
Purchases of property and equipment	(18,133)
Cash flows provided by financing activities:
Collection of stock subscriptions receivable	350,000
Net increase in cash	128,216
Cash at beginning of period	—
Cash at end of period	$128,216
Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$—
Income taxes	$—
Supplemental schedule of non-cash investing and financing activities:
Common stock subscribed	$33,800
Series A convertible preferred stock subscribed	$1,000,000
Dividends accrued	$35,410
Common stock issued in reverse acquisition	$26
Common stock issued in Versifi acquisition	$1,200
Deposit paid by stockholder on behalf of Company in exchange for reduction in stock subscription receivable	$17,056
Amortization of beneficial conversion feature in connection with issuance of Series A preferred stock	$500,000

See report of independent registered public accounting firm and accompanying notes to financial statements

AMAZING TECHNOLOGIES CORP.

(FORMERLY KNOWN AS DTG INDUSTRIES, INC.)

NOTES TO FINANCIAL STATEMENTS

For the period December 8, 2004 (date of inception)

Through June 30, 2005

NOTE 1—ORGANIZATION AND BASIS OF PRESENTATION

Organization

Amazing Technologies Corp. (the “Company”) is a Nevada corporation formed on December 8, 2004, and is a development stage company whose goal is to be the leading acquirer, supplier and integrator of web-based services and real time solutions to small- and mid-sized corporations requiring automation, web enablement, ecommerce, mobility and security solutions utilizing Java and .NET “web services” for fast integration with external information.

On December 16, 2004, the Company entered into a Plan of Merger (the “Merger”) with DTG Multimedia, Inc., a Florida corporation (formerly known as DTG Industries, Inc.) (“DTG”), pursuant to which the shareholders of DTG exchanged 26,254,000 shares of its common stock (representing 100% of its then issued and outstanding shares) for 26,254 shares of the Company’s common stock. Prior to the Merger, our CEO had a controlling interest in DTG. The transaction was accounted for as a reverse acquisition of entities under common control. Accordingly, the net assets of DTG were recorded at their historical cost basis. At the date of acquisition, DTG had no assets, liabilities or operations; therefore, the Company recorded no net book value for the shares issued to DTG shareholders. The business purpose of the merger was to take the Company public. At the time of the merger, DTG’s common stock was traded on the over the counter market on the Pink Sheets.

Basis of Presentation

The Company’s financial statements are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America and have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. The Company has not generated any revenue since its inception on December 8, 2004, and has incurred net losses since its inception through June 30, 2005. The Company’s ability to continue as a going concern is dependent upon its ability to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Proceeds from the sale of the Company’s Series A convertible preferred stock together with cash flows from operations will not be sufficient to fund operations for the fiscal year ending June 30, 2006.

Management plans to continue to provide for its capital requirements by issuing additional equity securities and debt. The Company has negotiated a letter of intent with an institutional investor for up to $10,000,000 in standby equity financing. The letter of intent is non-binding, subject to execution of definitive agreements, and other conditions precedent. The outcome of these matters cannot be predicted at this time and there are no assurances that if achieved, the Company will have sufficient funds to execute its business plan or generate positive operating results.

These matters, among others, raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Development Stage Enterprise

The Company’s planned principal operations have not yet commenced. Accordingly, the Company’s activities have been accounted for as those of a development stage enterprise as defined in Statement of Financial Accounting Standards (“SFAS”) No. 7, “Accounting and Reporting by Development Stage Enterprises.” All losses since inception have been considered as part of the Company’s development stage activities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company’s significant estimates include recoverability of long-lived assets and the realizability of deferred tax assets.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which range from 3 to 5 years. Repairs and maintenance are charged to expense as incurred while improvements are capitalized. Upon the sale or retirement of property and equipment, the accounts are relieved of the cost and the related accumulated depreciation, with any resulting gain or loss included in the statement of operations.

Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net cash flows expected to be generated by the assets. If the assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds the present value of the estimated future cash flows. At June 30, 2005, the Company’s management believes there is no impairment of its long-lived assets. There can be no assurance, however, that market conditions will not change or that there will be demand for the Company’s products, which could result in impairment of long-lived assets in the future.

Income Taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, “Accounting for Income Taxes.” Under SFAS No. 109, deferred tax assets and liabilities are recognized for future tax benefits or consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for significant deferred tax assets when it is more likely than not that such assets will not be realized through future operations.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash, accounts payable and accrued expenses. Pursuant to SFAS No. 107, “Disclosures About Fair Value of Financial Instruments,” the Company is required to estimate the fair value of all financial instruments at the balance sheet date. The Company considers the carrying value of its financial instruments to approximate their fair value due to the short maturity of these instruments.

Net Loss Per Share

The Company adopted the provisions of SFAS No. 128, “Earnings Per Share” (“EPS”). SFAS No. 128 provides for the calculation of basic and diluted earnings per share. Basic EPS includes no dilution and is computed by dividing income or loss available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution of securities that could share in the earnings or losses of the entity. For the period from December 8, 2004 (date of inception) through June 30, 2005, basic and diluted loss per share are the same since the calculation of diluted per share amounts would result in an anti-dilutive calculation that is not permitted and therefore not included. If such shares were included in diluted EPS, they would have resulted in weighted-average common shares of 31,796,009 in 2005. Such amounts include shares potentially issuable pursuant to convertible Series A preferred stock and outstanding warrants (see Note 6).

Stock-Based Compensation

Stock-based awards to non-employees are accounted for using the fair value method in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation,” and Emerging Issues Task Force (“EITF”) Issue No. 96-18, “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services.” All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date used to determine the fair value of the equity instrument issued is the earlier of the date on which the third-party performance is complete or the date on which it is probable that performance will occur.

Beneficial Conversion Feature

The conversion feature of the Series A preferred stock provides for an effective rate of conversion that is less than market value. This feature is normally characterized as a beneficial conversion feature pursuant to EITF Issue No. 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios”, and EITF Issue No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments,” and is recorded as a deemed dividend when accreted from the date of issuance of the preferred stock to the stated redemption date, if any. The Company recorded the deemed dividend upon issuance of the Series A preferred stock (see Note 6).

Recent Accounting Pronouncements

In December 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. (“FIN”) 46R, “Consolidation of Variable Interest Entities.” This statement requires that the assets, liabilities and results of the activities of variable interest entities be consolidated into the financial statements of the company that has a controlling financial interest. It also provides the framework for determining whether an entity should be consolidated based on voting interest or significant financial support provided to it. In general, for all entities that were previously considered special purpose entities, FIN 46R should be applied in periods ending after December 15, 2003. Otherwise, FIN 46R is applicable to all public entities for periods ending after March 15, 2004. The adoption of FIN 46R did not have a material impact on the Company’s financial condition or results of operations.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-Monetary Assets, an amendment of APB Opinion 29, Accounting for Non-Monetary Transactions.” The amendments made by SFAS No. 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for non-monetary exchanges of similar productive assets and replace it with a broader exception for exchanges of non-monetary assets that do not have “commercial substance.” The provisions in SFAS No. 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted and companies must apply the standard prospectively. The adoption of the statement should not cause a significant change in the current manner in which the Company accounts for its exchanges of non-monetary assets.

NOTE 3—ACQUISITION

On May 16, 2005, the Company acquired certain assets of Versifi Technologies, Inc. (“Versifi”), an entity controlled by an officer of the Company, for 1,200,000 shares of the Company’s restricted common stock. The Company acquired Versifi’s content management software and personalization software. The acquisition was accounted for as a combination of entities under common control. Accordingly, the assets acquired were recorded at their historical cost basis. At the date of acquisition, the acquired assets had no historical net book value. The results of operations of Versifi have been included in the Company’s financial statements from the date of acquisition.

The following unaudited pro forma combined results of operations give effect to the above acquisition as though such acquisition had occurred on December 8, 2004. The pro forma information is provided for informational purposes only. It is based on historical information and does not necessarily reflect the actual results that would have occurred and is not necessarily indicative of future results of operations of the combined companies.

For the Period December 8, 2004 through June 30, 2005
Total revenues	$43,760
Net loss	$(466,043)
Pro forma net loss per share—basic and diluted (as restated)	$(0.03)

NOTE 4—PROPERTY AND EQUIPMENT

Property and equipment consist of the following as of June 30, 2005:

Computer equipment	$12,050
Furniture and fixtures	6,083
18,133
Less accumulated depreciation	(859)
$17,274

NOTE 5—INCOME TAXES

The provision (benefit) for income taxes consists of the following for the period ended June 30, 2005:

Current:
Federal	$—
State	800
800
Deferred:
Federal	(162,636)
State	(42,215)
(204,851)
(204,051)
Less change in valuation allowance	204,851
$800

The reconciliation of the effective income tax rate to the federal statutory rate is as follows for the period ended June 30, 2005:

Provision at federal statutory rate	(34.00)%
State income taxes, net of federal effect	0.11
Increase in valuation allowance	33.81
Other	0.25
Effective income tax rate	0.17%

Deferred tax assets and liabilities reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred taxes as of June 30, 2005 were as follows:

Deferred tax assets:
Net operating loss carryforwards	$117,091
Licenses	85,680
Other	2,080
Total deferred tax assets	204,851
Less valuation allowance	(204,851)
Net deferred tax assets	$—

At June 30, 2005, the Company had federal and California net operating loss carryforwards of $273,322 which expire in 2025 and 2015 for federal and state purposes, respectively.

NOTE 6—STOCKHOLDERS’ EQUITY

Common Stock

The Company is authorized to issue 175,000,000 shares of common stock, $0.001 par value per share. The holders of the Company’s common stock are entitled to one vote per share of common stock held and have equal rights to receive dividends when and if declared by the Board of Directors, out of funds legally available therefore. In the event of liquidation, holders of common stock are entitled to share ratably in the net assets available for distribution to stockholders, subject to the rights, if any, of holders of any preferred stock then outstanding. Shares of common stock are not redeemable and have no preemptive or similar rights.

On December 31, 2004, the Company issued 13,800,000 shares of common stock in exchange for a subscription receivable of $13,800 to founders of the Company. In September 2005, the Company received $1,300 as payment against this subscription receivable. On December 31, 2004, the Company issued 20,000,000 shares of common stock in exchange for a subscription receivable of $20,000. In August 2005, the Company received $11,000 as a payment against the subscription receivable.

In connection with the acquisition of Versifi, the Company issued 1,200,000 shares of its restricted common stock (see Note 3).

Preferred Stock

The Company is authorized to issue 30,000,000 shares of preferred stock, $0.0001 par value per share, of which 1,000,000 shares have been designated Series A preferred stock.

Series A Preferred Stock

On February 22, 2005, the Company sold 1,000,000 shares of its Series A preferred stock and issued warrants for aggregate consideration of $1,000,000 in the form of a subscription receivable. The Series A preferred stock was offered as a unit and each unit consisted of one share of the Company’s Series A preferred stock and one warrant. Each warrant entitles the holder to purchase one share of the Company’s unregistered common stock at an exercise price of $0.0005 per share and the warrants expire on August 22, 2010. The warrants contain a cashless exercise provision, which provides for net share settlement upon exercise.

In accordance with EITF No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments”, the Company allocated the consideration between the Series A preferred stock and the warrants based on their relative fair values at the date of issuance. The value allocated to the warrants was $500,000 and was determined based on the Black-Scholes option-pricing model. The assumptions used to determine the fair value of the warrants are as follows: dividend yield of 0%; risk-free interest rate of 3.65%; expected warrant life of 3 years and expected volatility of 80%.

The allocation of the value of the warrants to the issued Series A preferred stock resulted in a beneficial conversion feature under EITF Issue No. 98-5 and EITF Issue No. 00-27. As a result, the Company recorded a dividend to the Series A stockholder of $500,000 which was charged to deficit accumulated during the development stage due to the immediate ability of the preferred stockholder to convert the warrants into common stock and due to the perpetual nature of the preferred shares.

Each share of Series A preferred stock is convertible into one share of the Company’s common stock at an initial conversion price of $1.00. The initial conversion price will be adjusted depending upon the occurrence of certain events. The holders of these preferred shares shall have the right to vote and cast that number of votes which the holder would have been entitled to cast had such holder converted the shares immediately prior to the record date for such vote. The holders of these shares shall participate in all dividends declared and paid with respect to the common stock to the same extent had such holder converted the shares immediately prior to the record date for such dividend.

Dividends on the Series A preferred stock will accrue and be paid quarterly in arrears at the rate of 10% per annum of the original subscription price, whether or not declared by the Company’s Board of Directors. All accrued and unpaid dividends are payable in cash in full upon the first to occur of (i) the conversion of the Series A preferred stock and warrants into common stock of the Company or (ii) upon occurrence of a liquidation event, as defined. At June 30, 2005, accrued, but unpaid dividends, amounted to $35,410.

Holders of Series A preferred shares are entitled to a liquidation preference equal to the original subscription price plus any accrued, but unpaid, dividends (at 10% per annum). Such amounts shall be paid on all outstanding Series A preferred shares before any payment shall be made or any assets distributed to the holders of common stock or any future series of stock.

The Series A preferred shares are redeemable at the option of the Company at any time prior to May 6, 2007. If the Company redeems the units within two years of the initial issuance, the Company shall pay the holder an 8% premium plus any accrued but unpaid dividends on the preferred shares. After two years, the premium increases to 16%.

Holders of Series A preferred shares are entitled to participate in any subsequent equity financings to maintain their percentage interest in the capital stock of the Company by purchasing, on an as-converted, fully diluted basis, a pro rata share of such additional equity at its offering price. These preemptive rights do not apply to shares issued in connection with certain transactions, including conversion of Series A preferred shares to common shares, stock splits, dividends or recapitalizations, permitted mergers or acquisitions and shares issued pursuant to the Company’s stock option plan. Additionally, if within one year of subscription of the Series A preferred shares the Company consummates any equity financing with terms more favorable than those granted to the Series A preferred shareholders, the Company will revise the Series A preferred stock offering to provide the same terms to the Series A preferred shareholders.

The Company requires an approval of a majority of the holders of Series A preferred shareholders to alter or change their rights or privileges by way of a reverse stock split, reclassification, merger, consolidation or otherwise, so as to adversely affect the manner by which the shares of Series A preferred stock are converted into common shares.

As of June 30, 2005, all Series A preferred shares were held by an officer-director of the Company. During the period ended June 30, 2005, the Company recorded a reduction in the subscription receivable totaling $614,173, consisting of $350,000 in cash and $264,173 in operating expenses and a lease deposit paid directly by the Series A preferred stockholder on behalf of the Company. Under the terms of the subscription agreement, the balance of $385,827 is to be paid on or prior to October 31, 2005. From July 1, 2005 through September 15, 2005, the Company received $125,000 in payments on the subscription receivable; $100,000 in cash and $25,000 in operating expenses paid directly by the Series A preferred stockholder on behalf of the Company.

Stock Warrants

In connection with the Series A preferred stock financing, the Company issued warrants for the purchase of 1,000,000 shares of the Company’s common stock at an exercise price of $0.0005 per share. The warrants are exercisable at any time after August 22, 2005 and expire on August 22, 2010.

In connection with a consulting agreement, the Company issued warrants for the purchase of 5,000 shares of the Company’s common stock to a related party at an exercise price of $0.01 per share (See Note 7). The warrants are immediately exercisable and expire on May 15, 2008.

A summary of the warrant activity for the period ended June 30, 2005 is as follows:

	Number of Shares	Weighted Average Exercise Price	Exercisable
Outstanding at December 8, 2004 (date of inception)	—	—	—
Issued	1,005,000	$0.0005	5,000
Cancelled, forfeited or expired	—	—	—
Outstanding at June 30, 2005	1,005,000	$0.0005	5,000
Weighted average fair market value of warrants granted:			$1.00

Additional information regarding the warrants outstanding as of June 30, 2005 is as follows:

		Outstanding		Exercisable
Exercise Price	Number of Warrants	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Vested and Exercisable	Weighted Average Exercise Price
$0.0005	1,000,000	5.0	$0.0005	—	$0.0005
$0.01	5,000	3.0	$0.01	5,000	$0.01

NOTE 7—RELATED PARTY TRANSACTIONS

Software License Agreement

During the period ended June 30, 2005, the Company entered into a cancelable software license with a Canadian corporation wholly owned by a director and officer. The license provides for an initial license acquisition payment of $150,000 and a royalty of 1% of gross sales to a maximum of $1,000,000, with minimum quarterly payments of $25,000 to maintain exclusivity of the license. The license agreement has no expiration date. The Company paid $200,000 of the license fee during the period ended June 30, 2005. The Company has recorded the license fee as an operating expense rather than a capital expenditure due to the uncertainty of the commercial feasibility of the underlying technology.

Consulting Agreements

On February 15, 2005, the Company entered into a consulting agreement with an officer-director providing for annual compensation of $114,000, plus $30,000 in relocation expenses to be accrued at $5,000 per month for a period of six months. In the event that services are terminated without cause, the agreement provides for severance equal to 24 months of continued base fee payments and the acceleration of all unvested stock options. In the event that services terminate for good cause, as defined in the agreement, it provides for severance equal to 12 months of continued base fee payments. During the period ended June 30, 2005, the Company recorded $57,500 as expense under the terms of this agreement which is included in consulting fees—related parties in the accompanying statement of operations. At June 30, 2005, the Company has accrued $10,000 related to this agreement.

During the period ended June 30, 2005, the Company entered into consulting agreements with three officers of the Company. The agreements are for a term of six months, provide for aggregate payments of $135,000, and expire through November 1, 2005. During the period ended June 30, 2005, the Company recorded $64,750 as consulting fees—related parties under the terms of these agreements. At June 30, 2005, the Company had prepaid consulting fees—related parties of $7,000, which is included in prepaid expenses in the accompanying balance sheet.

Under the terms of the consulting agreements, the officers have granted the Company a repurchase right on 900,000 shares of common stock purchased by the officers on the Company’s formation, if the officers terminate services with the Company. The repurchase right grants the Company the right to repurchase the shares of common stock at their original purchase price of $0.001, and expires at the rate of 133,333 shares for each quarter the officers continue their services, and at a rate of 16,667 shares per month that the other officer continues his services.

During the period ended June 30, 2005, the Company had a consulting agreement with a related party that expired in June 2005. Under the terms of this consulting agreement, the Company paid $24,500 to the related party, which is included in consulting fees—related parties in the accompanying statement of operations.

NOTE 8—COMMITMENTS AND CONTINGENCIES

Operating Lease

Commencing April 15, 2005, the Company subleases office space in Newport Beach, California. The terms of the lease provide for monthly base rental payments of approximately $8,000, plus its share of operating expenses. The lease expires on November 30, 2006.

Future minimum rental payments under the facility lease for the years ending June 30, are as follows:

2006	$98,652
2007	41,840
$140,492

Rent expense for the period ended June 30, 2005 was $20,586.

Indemnities and Guarantees

The Company has made certain indemnities and guarantees, under which it may be required to make payments to a guaranteed or indemnified party in relation to certain actions or transactions. The Company indemnifies its directors, officers, employees and agents, as permitted under the laws of the State of Nevada. The Company has also indemnified its consultants against any liability arising from the performance of their services pursuant to their consulting agreements. In connection with its facility lease, the Company has indemnified its lessor for certain claims arising from the use of the facility. The duration of the guarantees and indemnities varies, and is generally tied to the life of the agreement. These guarantees and indemnities do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. Historically, the Company has not been obligated nor incurred any payments for these obligations and, therefore, no liabilities have been recorded for these indemnities and guarantees in the accompanying balance sheet.

NOTE 9—SUBSEQUENT EVENT

Effective June 17, 2005, the Company entered into a material definitive agreement to acquire all of the issued and outstanding capital stock of Hanson Prince Pty. Ltd. A.C.N. Number 103 806 953, d.b.a. Cserv, an Australian corporation (“Cserv”). Cserv is an Australian based ERP system company focused on delivering software, web and mobility solutions to medium-sized manufacturing and distribution enterprises in Australia and New Zealand.

On September 12, 2005, the Company closed the Cserv acquisition by issuing 697,549 shares of its common stock valued at $1,046,324 or $1.50 per share. The purchase price was determined based on a multiple of Cserv’s earnings plus the value of the intellectual property developed by Cserv. The value of the Company’s common stock was determined based on the result of arms-length negotiations with Cserv. The stockholders of Cserv were not previously affiliated with the Company or any of its stockholders. The Cserv transaction is the Company’s first acquisition of a potential professional services firm, which is consistent with the Company’s acquisition strategy.

The total purchase price of $1,046,324, plus acquisition costs of $15,000, was allocated to tangible net assets acquired of $49,739 (including deferred tax liabilities of $229,981), identifiable intangible assets of $766,604 and goodwill of $244,981. The following condensed balance sheet summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. This allocation is preliminary and may be subject to change upon evaluation of the fair value of Cserv’s acquired assets and assumed liabilities as of the acquisition date, as well as the valuation of certain indentifiable intangible assets. The Company is in the process of obtaining a third-party valuation of the acquired identifiable intangible assets and will determine the final purchase price allocation during its fiscal year ending June 30, 2006.

Cash	$139,394
Accounts receivable	129,785
Inventories	19,345
Other current assets	55,833
Fixed assets	13,859
Goodwill	244,981
Identifiable intangible assets	766,604
Total assets acquired	1,369,801
Accounts payable	(47,683)
Accrued expenses and other current liabilities	(30,813)
Deferred tax liabilities	(229,981)
Total liabilities assumed	(308,477)
Net assets acquired	$1,061,324

Of the $766,604 preliminarily allocated to amortizable identifiable intangible assets, $595,475 was assigned to customer lists and contracts with weighted-average useful lives of approximately 3 years, and $171,129 was assigned to purchased technologies with weighted-average useful lives of approximately 3.5 years.

The results of operations of Cserv will be included in the Company’s financial statements from the date of acquisition.

NOTE 10—RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

The Company determined that the manner in which it accounted for the beneficial conversion feature on the issuance of its Series A preferred stock during the period ended June 30, 2005 was not in accordance with EITF No. 98-5 and EITF No. 00-27, which specify that the preferred stock discount resulting from the allocation of proceeds to a beneficial conversion feature be accreted as a preferred stock dividend from the date of issuance to the stated redemption date. Accordingly, in connection with the restatement adjustments, the Company has appropriately reflected the beneficial conversion feature as a preferred stock discount and recorded the accretion of the preferred stock discount as a dividend (see Note 6). The Company previously did not record in its financial statements the discount resulting from the beneficial conversion feature related to the Series A preferred stock and did not record the resulting dividend.

The Company also determined that the manner in which it accounted for the fair value allocated to the warrants in connection with the Series A preferred stock issuance was not in accordance with EITF No. 98-5 and EITF No. 00-27. The guidance provided in EITF No. 98-5 and EITF No. 00-27 specifies that the fair value allocated to the warrants would not be accounted for as a preferred stock discount and accreted as a deemed dividend. During the year ended June 30, 2005, the Company previously recorded the fair value of the warrants as a deemed dividend at the date of issuance of the Series A preferred stock. The Company has revised its financial statements to reverse the preferred stock dividend previously recorded.

The following tables present a summary of the effects of the restatement adjustments on the Company’s balance sheet at June 30, 2005, and the statement of operations for the period from December 8, 2004 (date of inception) through June 30, 2005. The effects on the Company’s statement of cash flows for the period ended June 30, 2005 resulted in the disclosure of a non-cash financing activity.

Balance Sheet:

	As previously reported	Adjustment	As restated
Additional paid-in capital	$2,003,674	$(500,000)	$1,503,674
Deficit accumulated during the development stage	(1,517,222)	500,000	(1,017,222)

Statement of Operations:

	As previously reported	Adjustment	As restated
Net loss per share—Basic and diluted	$(0.05)	$0.02	$(0.03)

VERSIFI TECHNOLOGIES, INC.

(A Development Stage Company)

FINANCIAL STATEMENTS

For The Years Ended September 30, 2004 and 2003 and

The Six Months Ended March 31, 2005 and 2004 (Unaudited)

with

INDEPENDENT AUDITORS’ REPORT THEREON

VERSIFI TECHNOLOGIES, INC.

(A Development Stage Company)

INDEPENDENT AUDITORS’ REPORT

Board of Directors and Stockholders

Versifi Technologies, Inc.

We have audited the accompanying balance sheet of Versifi Technologies, Inc. (a development stage company) (the “Company”) as of September 30, 2004 and the related statements of operations, stockholders’ equity (deficit) and cash flows for the years ended September 30, 2004 and 2003 and for the period from October 1, 2002 (date of formation) through September 30, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Versifi Technologies, Inc. as of September 30, 2004 and the results of its operations and its cash flows for the years ended September 30, 2004 and 2003, and for the period from October 1, 2002 (date of formation) through September 30, 2004 in conformity with accounting principles generally accepted in the United States of America.

CORBIN & COMPANY, LLP

Irvine, California
September 9, 2005

VERSIFI TECHNOLOGIES, INC.

(A Development Stage Company)

BALANCE SHEETS

	September 30, 2004	March 31, 2005
	(Unaudited)
ASSETS
Current assets:
Cash	$7,985	$—
Property and equipment, net	2,750	2,250
Intangible assets, net	137	46
	$10,872	$2,296
LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Cash overdraft	$—	$1,148
Income taxes payable	800	1,600
Total current liabilities	800	2,748
Loan payable to stockholder	7,000	—
Total liabilities	7,800	2,748
Commitments and contingencies
Stockholders’ equity (deficit):
Common stock, $0.0001 par value; 40,000,000 shares authorized, 13,650,000 shares issued and outstanding at September 30, 2004 and March 31, 2005 (unaudited)	1,365	1,365
Additional paid-in capital	80	85
Retained earnings (accumulated deficit)	1,627	(1,902)
Total stockholders’ equity (deficit)	3,072	(452)
	$10,872	$2,296

See independent auditors’ report and accompanying notes to financial statements

VERSIFI TECHNOLOGIES, INC.

(A Development Stage Company)

STATEMENTS OF OPERATIONS

			For The Period			For The Period
			From			From
			October 1,			October 1,
			2002			2002
			(Date of			(Date of
			Formation)			Formation)
	For The Year Ended		Through	For The Six Months		Through
	September 30,		September 30,	Ended March 31,		March 31,
	2004	2003	2004	2005	2004	2005
				(Unaudited)	(Unaudited)	(Unaudited)
Net revenue	$53,240	$24,953	$78,193	$35,050	$49,240	$113,243
Costs and expenses:
Cost of services provided	34,350	16,015	50,365	32,875	30,591	83,240
Selling, general and administrative	4,091	10,032	14,123	4,313	5,220	18,436
Impairment of intangible assets	7,917	—	7,917	—	7,917	7,917
Depreciation and amortization	432	2,129	2,561	591	91	3,152
Total operating expenses	46,790	28,176	74,966	37,779	43,819	112,745
Income (loss) before provision for income taxes	6,450	(3,223)	3,227	(2,729)	5,421	498
Provision for income taxes	800	800	1,600	800	800	2,400
Net income (loss)	$5,650	$(4,023)	$1,627	$(3,529)	$4,621	$(1,902)

See independent auditors’ report and accompanying notes to financial statements

VERSIFI TECHNOLOGIES, INC.

(A Development Stage Company)

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

For The Period from October 1, 2002 (Date of Formation)

Through March 31, 2005

			Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Common Stock
	Shares	Amount
Balance at October 1, 2002	—	$—	$—	$—	$—
Common stock issued to founders at $0.0001 per share	10,500,000	1,050	—	—	1,050
Common stock issued in connection with acquisition of AdaptiveInfo	3,150,000	315	—	—	315
Estimated fair value of warrants issued in in connection with acquisition of AdaptiveInfo	—	—	50	—	50
Estimated fair value of warrants issued to consultants for services	—	—	30	—	30
Net loss	—	—	—	(4,023)	(4,023)
Balance at September 30, 2003	13,650,000	1,365	80	(4,023)	(2,578)
Net income	—	—	—	5,650	5,650
Balance at September 30, 2004	13,650,000	1,365	80	1,627	3,072
Estimated fair value of warrants issued to consultants for services (unaudited)	—	—	5	—	5
Net loss (unaudited)	—	—	—	(3,529)	(3,529)
Balance at March 31, 2005 (unaudited)	13,650,000	$1,365	$85	$(1,902)	$(452)

See independent auditors’ report and accompanying notes to financial statements

VERSIFI TECHNOLOGIES, INC.

(A Development Stage Company)

STATEMENTS OF CASH FLOWS

			For The Period			For The Period
			From			From
			October 1,			October 1,
			2002			2002
			(Date of			(Date of
			Formation)			Formation)
	For The Year Ended		Through	For The Six Months		Through
	September 30,		September 30,	Ended March 31,		March 31,
	2004	2003	2004	2005	2004	2005
				(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income (loss)	$5,650	$(4,023)	$1,627	$(3,529)	$4,621	$(1,902)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	432	2,129	2,561	591	91	3,152
Impairment of intangible assets	7,917	—	7,917	—	7,917	7,917
Stock-based compensation	—	30	30	5	—	35
Changes in operating assets and liabilities:
Income taxes payable	—	800	800	800	800	1,600
Cash overdraft	(14)	14	—	1,148	(14)	1,148
Net cash provided by (used in) operating activities	13,985	(1,050)	12,935	(985)	13,415	11,950
Cash flows used in investing activities:
Purchase of equipment	(3,000)	—	(3,000)	—	—	(3,000)
Cash flows from financing activities:
Repayment of loan payable to stockholder	(3,000)	—	(3,000)	(7,000)	—	(10,000)
Proceeds from issuance of common stock	—	1,050	1,050	—	—	1,050
Net cash (used in) provided by financing activities	(3,000)	1,050	(1,950)	(7,000)	—	(8,950)
Net change in cash	7,985	—	7,985	(7,985)	13,415	—
Cash at beginning of period	—	—	—	7,985	—	—
Cash at end of period	$7,985	$—	$7,985	$—	$13,415	$—
Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$—	$—	$—	$—	$—	$—
Income taxes	$800	$—	$800	$—	$—	$800

Supplemental disclosure of non-cash investing investing and financing activities:

During the year ended September 30, 2003, one of the Company’s stockholders assigned to the Company certain intellectual property valued at $10,000 in exchange for a loan payable.

During the year ended September 30, 2003, the Company issued common stock and warrants valued at $315 and $50, respectively, for a software license agreement in connection with the Adaptive acquisition.

See independent auditors’ report and accompanying notes to financial statements

VERSIFI TECHNOLOGIES, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS For

The Period October 1, 2002 (Date of Formation) Through March 31, 2005

NOTE 1—ORGANIZATION

Versifi Technologies, Inc. (the “Company”), is a development state company that was incorporated in the state of California on October 1, 2002. The Company is a developer of technology that provides a single access point from which users can access multiple applications and data sources.

On June 30, 2003, the Company entered into an Agreement and Plan of Reorganization and Merger (the “Merger”) with AdaptiveInfo.com (“Adaptive”), a California corporation, whereby the Company acquired 100% of Adaptive’s outstanding common stock in exchange for 3,150,000 shares of the Company’s common stock. Upon consummation of the Merger, Adaptive was liquidated and the Company continued as the surviving entity (see Note 3).

On May 16, 2005, the Company sold all of its software assets to Amazing Technologies Corp. (“Amazing”), a related party, in exchange for 1,200,000 shares of Amazing’s restricted common stock (see Note 9). The business of the Company ceased on that date.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company’s financial statements are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America

Development Stage Enterprise

The Company’s planned principal operations have not yet commenced. Accordingly, the Company’s activities have been accounted for as those of a development stage enterprise as defined in Statement of Financial Accounting Standards (“SFAS”) No. 7, Accounting and Reporting by Development Stage Enterprises. All operations since inception have been considered as part of the Company’s development stage activities.

Unaudited Information

The accompanying unaudited financial statements as of March 31, 2005 and for the six months ended March 31, 2005 and 2004 have been prepared in accordance with accounting principles generally accepted in the United States of America, and accordingly, contain all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of the balance sheet as of March 31, 2005, and the related statements of operations, stockholders’ equity (deficit) and cash flows for the six months ended March 31, 2005 and 2004. The results of operations for the six months ended March 31, 2005 are not necessarily indicative of the results of operations for the entire year ending September 30, 2005.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company’s significant estimates include recoverability of long-lived assets.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which is 3 years. Repairs and maintenance are charged to expense as incurred while improvements are capitalized. Upon the sale or retirement of property and equipment, the accounts are relieved of the cost and the related accumulated depreciation, with any resulting gain or loss included in the statement of operations.

Intangible Assets

At September 30, 2004 and March 31, 2005, intangible assets consist of a software license acquired from Adaptive. The software license is being amortized over a 24-month term using the straight-line method (see Note 8). Accumulated amortization of the software license was $228 and $319 (unaudited) at September 30, 2004 and March 31, 2005, respectively. Amortization expense related to the software license was $182, $46, $91 (unaudited) and $91 (unaudited) for the years ended September 30, 2004 and 2003, and the six months ended March 31, 2005 and 2004, respectively.

During the year ended September 30, 2003, one of the Company’s stockholders assigned to the Company certain intellectual property, including source codes, patents, and the domain name “Versifi.com” valued at its historical cost of $10,000. The Company was amortizing these intangible assets over a 24-month term. Amortization expense related to these intangible assets was $2,083 for the year ended September 30, 2003. During the year ended September 30, 2004, the Company determined that the intangible assets were impaired due to no historical revenues or any projected revenues being generated from the assets. As a result, the Company wrote off the unamortized balance of the intangible assets of $7,917, which is included in impairment of intangible assets in the accompanying statements of operations for the year ended September 30, 2004 and the six months ended March 31, 2005 (unaudited).

Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net cash flows expected to be generated by the assets. If the assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds the fair value of the assets. At September 30, 2004 and March 31, 2005 (unaudited), the Company’s management believes there is no impairment of its long-lived assets. There can be no assurance however, that market conditions will not change or demand for the Company’s products will continue, which could result in impairment of long-lived assets in the future.

Revenue Recognition

The Company recognizes revenue in accordance with the provisions of Statement of Position (“SOP”) No. 97-2, Software Revenue Recognition, as amended by SOP 98-4 and SOP 98-9. The Company’s revenue is derived principally from software product licensing and consulting services. The Company’s standard end-user license agreement provides for an initial fee for product use in perpetuity. License fees are generally due upon the granting of the license. Consulting revenue consists of fees earned for professional services provided to customers on a time and material basis.

Revenue from license agreements is recognized when all of the following conditions are met: a non-cancelable license agreement has been signed; the product has been delivered; there are no material uncertainties regarding customer acceptance; the fee is fixed or determinable; collection of the resulting receivable is deemed probable; risk of concession is deemed remote; and no other significant obligations of the Company to the customer exist.

Revenue from consulting services is recognized as the respective services are performed.

Income Taxes

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes. Under SFAS No. 109, deferred tax assets and liabilities are recognized for future tax benefits or consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for significant deferred tax assets when it is more likely than not that such assets will not be realized through future operations.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash, payables and a related party loan. The carrying values for all such instruments, except the related party loan, approximate fair value at September 30, 2004. The fair value of the related party loan is not determinable as the transaction is with a related party.

Stock-Based Compensation

Stock-based awards to non-employees are accounted for using the fair value method in accordance with SFAS No. 123, Accounting for Stock-Based Compensation, and Emerging Issues Task Force (“EITF”) Issue No. 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services. All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date used to determine the fair value of the equity instrument issued is the earlier of the date on which the third-party performance is complete or the date on which it is probable that performance will occur.

NOTE 3—ACQUISITION

On June 30, 2003, the Company entered into the Merger with Adaptive, a developer of personalization software, in exchange for 3,150,000 shares of the Company’s common stock valued at $315. In addition, the Company issued warrants to purchase 500,000 shares of the Company’s common stock to consultants as a finder’s fee (see Note 6). The warrants were deemed to have a fair value of $50 at the date issuance. The acquisition was accounted for under the purchase method of accounting and, accordingly, the Company has recorded the assets acquired based on their estimated fair value at the date of acquisition. Adaptive had no liabilities at the date of acquisition. The total purchase price of $365 was allocated entirely to the software license acquired from Adaptive.

The results of operations of Adaptive have been included in the Company’s financial statements from the date of acquisition.

NOTE 4—PROPERTY AND EQUIPMENT

Property and equipment consist of the following at September 30, 2004 and March 31, 2005 (unaudited):

	September 30, 2004	March 31, 2005 (Unaudited)
Computer equipment	$3,000	$3,000
Less accumulated depreciation	(250)	(750)
	$2,750	$2,250

Depreciation expense on property and equipment for the year ended September 30, 2004 and the six months ended March 31, 2005 was $250 and $500 (unaudited), respectively. As the assets were acquired in June 2004, there was no depreciation expense for the year ended September 30, 2003 and the six months ended March 31, 2004.

NOTE 5—INCOME TAXES

The provision for income taxes consists of the following for the years ended September 30, 2004 and 2003:

	September 30,
	2004	2003
Current:
Federal	$—	$—
State	800	800
	800	800
Deferred:
Federal	681	(531)
State	104	(285)
	785	(816)
Less change in valuation allowance	(785)	816
	—	—
	$800	$800

The components of the net deferred tax asset as of September 30, 2004 are as follows:

September 30, 2004
Deferred tax asset	$342
Deferred tax liability	(310)
Less valuation allowance	(32)
$—

Deferred income taxes are provided for the tax effects of temporary differences in the reporting of income for financial statement and income tax reporting purposes and arise principally from the timing of depreciation and amortization deductions and from net operating loss carryforwards. As of September 30, 2004, the Company had federal net operating loss carryforwards of $125 that expire in 2023, and California net operating loss carryforwards of $2,700 that expire in 2013.

The Company’s effective tax rate differs from the federal and state statutory rates due to the valuation allowance recorded for the deferred tax asset due to unused net operating loss carryforwards. An allowance has been provided for by the Company which reduced the tax benefits accrued by the Company for its net operating losses to zero, as it cannot be determined when, or if, the tax benefits derived from these operating losses will materialize.

NOTE 6—STOCKHOLDERS’ EQUITY

Restricted Common Stock

In December 2002, the Company entered into a Restricted Stock Purchase Agreement (the “Stock Purchase Agreement”) with each of its founding stockholders. Pursuant to the Stock Purchase Agreement, the founding stockholders acquired a vested interest in 6,200,000 shares of common stock as of the date of the Stock Purchase Agreement. Two founding stockholders will acquire a vested interest in 4,000,000 of the remaining 4,300,000 shares of common stock in a series of 36 successive monthly installments equal to 55,556 shares, such that all of the shares shall become vested, and the Repurchase Right (see below) will lapse with respect to such shares. The remaining 300,000 shares of common stock will vest upon a “seed” financing of at least $300,000. As of September 31, 2004 and March 31, 2005 (unaudited), 3,077,768 shares and 2,411,096 shares remain unvested, respectively.

The founding stockholders granted a right to the Company (the “Repurchase Right”), exercisable at any time during the 60-day period following the date each founding stockholder ceases for any reason to be a service provider to the Company, as defined, to repurchase all or any portion of the founder’s shares in which the founding stockholder has not acquired a vested interest. In the event of (i) a merger or acquisition in the which the Company is not the surviving entity, (ii) the sale, transfer or other disposition of all or substantially all of the assets of the Company, or (iii) any reverse merger in the Company is the surviving entity but in which 50% or more the Company’s common stock is transferred to holders different from those who held the stock immediately prior to such merger, then the Repurchase Right will automatically lapse in its entirety, and the founding stockholders will acquire a vested interest in all of the unvested shares. Effective upon the sale of the Company assets to Amazing (see Note 9), all unvested shares became fully vested.

The holders of the Company’s common stock are entitled to one vote per share of common stock held.

During the year ended September 30, 2003, the Company issued 10,500,000 shares of common stock to founders of the Company for $1,050.

During the year ended September 30, 2004, the Company issued 3,150,000 shares of the Company’s common stock valued at $315 in connection with the acquisition of Adaptive (see Note 3).

Stock Warrants

The Company has issued warrants for services and in connection with the acquisition of Adaptive.

During the year ended September 30, 2003, the Company issued warrants to purchase 500,000 shares of the Company’s common stock to consultants as a finder’s fee in connection with the acquisition of Adaptive. The warrants are exercisable at $0.0001 per share, vest over a 2 1/2-year period and expire in July 2013. The Company recorded the estimated fair value of the warrants on the date of issuance of $50 as an acquisition cost (see Note 3). In addition, during the year ended September 30, 2003 the Company issued 300,000 shares to consultants for services rendered. The warrants are exercisable at $0.0001 per share, vest over a 3-year period and expire over various periods through September 2008. The Company recorded the estimated fair value of the warrants on the date of issuance of $30 as consulting expense, which is included in general and administrative expenses in the accompanying statement of operations for the year ended September 30, 2003.

During the six months ended March 31, 2005, the Company issued 50,000 shares to a consultant for services performed. The warrants are exercisable at $0.0001 per share, vest immediately and expire in December 2008. The Company recorded the estimated fair value of the warrants on the date of issuance of $5 (unaudited) as a consulting expense, which is included in general and administrative expenses in the accompanying statement of operations for the six months ended March 31, 2005.

A summary of the warrant activity for the years ended September 30, 2003 and 2004, and the six months ended March 31, 2005 (unaudited) is as follows:

	Number of Shares	Exercise Price	Exercisable
Outstanding at October 1, 2002	—	$—	—
Issued	800,000	0.0001	313,896
Canceled, forfeited or expired	—	—
Outstanding at September 30, 2003	800,000	0.0001	313,896
Issued	—	—
Canceled, forfeited or expired	—	—
Outstanding at September 30, 2004	800,000	0.0001	496,780
Issued (unaudited)	50,000	0.0001	50,000
Canceled, forfeited or expired	—	—
Outstanding at March 31, 2005 (unaudited)	850,000	$0.0001	638,222

The weighted average fair value of warrants issued during the year ended September 30, 2003 and the six months ended March 31, 2005 (unaudited) was $0.0001. The weighted average remaining contractual life of the warrants is 8.13 years at March 31, 2005 (unaudited).

NOTE 7—RELATED PARTY TRANSACTIONS

Loan Payable to Stockholder

During the year ended September 30, 2003, one of the Company’s stockholders assigned to the Company certain intellectual property valued at its historical cost of $10,000 in exchange for an unsecured loan payable of the same amount (see Note 2). The loan payable is non-interest bearing and due on demand. During the six months ended March 31, 2005, the Company repaid the outstanding balance of the loan.

NOTE 8—COMMITMENTS AND CONTINGENCIES

License Agreement

In connection with the acquisition of Adaptive, the Company acquired a Software License Agreement (the “Agreement”). The Agreement provides for a non-exclusive, worldwide, perpetual, royalty-free license for the right to use, reproduce, license, sublicense, modify the developed software which provides a framework for adaptive information services on the Internet.

Indemnities and Guarantees

The Company has made certain indemnities and guarantees, under which it may be required to make payments to a guaranteed or indemnified party in relation to certain actions or transactions. The Company indemnifies its directors, officers, employees and agents, as permitted under the laws of the State of California. The Company has agreed to indemnify a licensor for any liability, loss or damages suffered by the Company or any third party in connection with the use of the licensed technology. The duration of the guarantees and indemnities varies, and is generally tied to the life of the agreement. These guarantees and indemnities do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. Historically, the Company has not been obligated nor incurred any payments for these obligations and, therefore, no liabilities have been recorded for these indemnities and guarantees in the accompanying balance sheets.

NOTE 9—SUBSEQUENT EVENT

Effective May 16, 2005, the Company sold all of its software assets to Amazing, a related party, for 1,200,000 shares of Amazing’s restricted common stock. The assets consisted of Versifi’s content and personalization software programs. A director, officer and stockholder of Versifi is also an officer and stockholder of Amazing. The Company ceased operations as a separate entity after the sale.

HANSON PRINCE PTY LTD

ABN 93 103 806 953

FINANCIAL REPORT

FOR THE YEAR ENDED 30 JUNE 2005

HANSON PRINCE PTY LTD

ABN 93 103 806 953

REPORT OF INDEPENDENT AUDITORS

TO THE MEMBERS AND STOCKHOLDERS

OF AMAZING TECHNOLOGIES AUSTRALIA PTY LTD

(FORMERLY HANSON PRINCE PTY LTD)

Audit Scope

We have audited the accompanying balance sheet (“statement of financial position”) of Amazing Technologies Australia Pty Ltd (a company incorporated and domiciled in Australia) (the Company) as of June 30, 2005 and the related statement of operations (“statement of financial performance”) and statement of cash flows for the years ended June 30, 2005 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with accounting standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance, whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. The financial report is denoted in United States currency from records maintained in Australian currency.

While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Audit Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Amazing Technologies Australia Pty Ltd as of June 30, 2005 and the results of its operations and its cash flows for the years ended June 30, 2005 and 2004 in conformity with accounting principles generally accepted in the United States of America.

PERKS AUDIT & ASSURANCE

Chartered Accountants

247 Fullarton Road

EASTWOOD SA 5063

PETER J HILL

Partner

Registered Company Auditor

Dated this 22nd day of December 2005

AMAZING TECHNOLOGIES AUSTRALIA PTY LTD

BALANCE SHEETS

	June 30,
	2005	2004
ASSETS

Current assets:
Cash and cash equivalents	$78,312	$18,007
Accounts receivable	151,081	38,854
Inventories	2,292	—

Total current assets	231,685	56,861

Property and equipment, net	14,914	10,890
Deferred tax asset	17,900	9,649

	$264,499	$77,400

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current liabilities:
Accounts payable	$52,224	$71,374
Unearned income	59,667	32,162
Income taxes payable	48,118	—

Total current liabilities	160,009	103,536

Commitments and contingencies

Stockholders’ equity (deficit):
Common stock, 71c par value; 100 shares authorized; 100 shares issued and outstanding in 2005 and 2004	71	71
Accumulated other comprehensive income	4,190	—
Retained earnings (accumulated deficit)	100,229	(26,207)

Total stockholders’ equity	104,490	(26,136)

	$264,499	$77,400

See accompanying notes to financial statements

and report of independent auditor.

AMAZING TECHNOLOGIES AUSTRALIA PTY LTD

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For The Years Ended June 30,
	2005	2004

Net sales	$955,118	$369,574

Cost of goods sold	300,231	135,435

Gross profit	654,887	234,139

Operating expenses:
Marketing	22,503	3,482
Occupancy	9,154	4,595
Administrative	47,689	22,832
Consulting	348,250	156,593
Research and development	3,285	20,841
Other	57,703	36,664

Total operating expenses	488,584	245,007

Income before provision for income taxes	166,303	(10,868)

Provision for income taxes	39,867	18,526

Net income (loss)	126,436	(29,394)

Foreign currency translation gain	4,190	—

Comprehensive income (loss)	$130,626	$(29,394)

See accompanying notes to financial statements

and report of independent auditor.

AMAZING TECHNOLOGIES AUSTRALIA PTY LTD

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

For The Years Ended June 30, 2005 and 2004

	Common Stock		Accumulated Other Comprehensive	Retained Earnings/ (Accumulated)
	Shares	Amount	Income	Deficit	Total

Balance, July 1, 2003	100	$71	$—	$3,187	3,258

Net income	—	—	—	(29,394)	(29,394)

Balance, June 30, 2004	100	71	—	(26,207)	(26,136)

Net income	—	—	—	126,436	126,436

Foreign currency translation gain	—	—	4,190	—	4,190

Balance, June 30, 2005	100	$71	$4,190	$100,229	$100,490

See accompanying notes to financial statements

and report of independent auditor.

AMAZING TECHNOLOGIES AUSTRALIA PTY LTD

STATEMENTS OF CASH FLOWS

	For The Years Ended June 30,
	2005	2004

Cash flows from operating activities:
Net income (loss)	$126,436	$(29,394)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	5,942	4,577

Changes in operating assets and liabilities:
Accounts receivable	(112,227)	(11,532)
Inventories	(2,292)	942
Unearned income	27,505	32,162
Deferred tax asset	(8,252)	(9,649)
Accounts payable	(19,150)	9,337
Income taxes payable	48,118	—

Net cash provided by (used in) operating activities	66,080	(3,557)

Cash flows used in investing activities:
Purchases of property and equipment	(9,965)	(10,496)

Net increase (decrease) in cash and cash equivalents	56,115	14,053
Effects of exchange rates on balances held in foreign currencies	4,190	—
Cash and cash equivalents, beginning of year	18,007	32,060

Cash and cash equivalents, end of year	$78,312	$18,007

AMAZING TECHNOLOGIES AUSTRALIA PTY LTD

FORMERLY HANSON PRINCE PTY LTD

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED JUNE 30, 2005 AND 2004

1.     Organization and Basis of Presentation

Organization

Amazing Technologies Australia Pty Ltd (the “Company”) is incorporated under the laws of Australia.  The Company’s core business is the supply, implementation, customization and support of ERP software, web and mobility solutions to medium-sized manufacturing and distribution enterprises in Australia and New Zealand. The company changed its name on 3 November 2005 from Hanson Prince Pty Ltd to Amazing Technologies Pty Ltd.

Basis of Presentation

The Company maintains its books and records in its functional currency of Australian dollars.  The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are reported in U.S. dollars.

Restatement

The accompanying statement of operations and comprehensive for the years ended June 30, 2005 and 2004 have been restated to reflect proper revenue recognition on the Company’s maintenance contracts and for the income tax effect related to the adjusted revenues.  A reconciliation of the restated net income (loss) is as follows:

	2005	2004
Net income (loss) as originally reported	$145,690	$(6,881)
Unearned income	(27,505)	(32,162)
Provision for income taxes	8,251	9,649

	$126,436	$(29,394)

2.     Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods.  Significant estimates made by the Company’s management include, but are not limited to, the realizability of accounts receivable, capitalized software development costs, property and equipment and deferred tax assets.

Foreign Currency

The functional currency of the Company is the local currency.  Assets and liabilities are translated into U.S. dollars at the year-end exchange rates.  Income and expenses are translated at an average exchange rate for the period and the resulting translation gain or loss adjustments are accumulated as a separate component of stockholders’ equity, which totaled $4,190 at June 30, 2005.  No gain or loss was recognized in 2004 as the average exchange rate during the year approximated the year-end rate.

Foreign currency gains and losses from transactions denominated in other than respective local currencies are included in income.  During the years ended June 30, 2005 and 2004, no such transactions occurred.

Comprehensive Income

Comprehensive income includes all changes in equity (net assets) during a period from non-owner sources.  For the year ended June 30, 2005, comprehensive income consisted of a foreign currency translation gain of $4,190.

Fair Value of Financial Instruments

Pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 107, “Disclosures About Fair Value of Financial Instruments,” the Company is required to estimate the fair value of all financial instruments at the balance sheet date.  The carrying value of certain of the Company’s financial instruments, including accounts receivable, inventories and accounts payable, approximate fair value because of their short maturities.

Cash Equivalents

For purposes of the statement of cash flows, management considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

The Company performs ongoing credit evaluations of customers and adjusts credit limits based upon payment history and the customer current creditworthiness, as determined by its review of their current credit information.  The Company continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon its historical experience and any customer-specific collection issues that it has identified.

The Company estimates an allowance for uncollectible accounts and evaluates the adequacy of the allowance for doubtful accounts by analyzing specific accounts receivable balances, historical bad debts, customer creditworthiness, current economic trends and changes in customer payment cycles.  Material differences between estimated and actual credit losses may occur.

As of June 30, 2005 and 2004, management has determined that all accounts receivable are collectible.  Accordingly, no allowance for doubtful accounts has been recorded in the accompanying financial statements.

Inventories

Inventories consist of finished goods and are valued at the lower of cost (determined on a weighted average basis) or market.  Management compares the cost of inventories with their market value and an allowance is recorded to write down the inventories to their market value, if lower.  No such write-down had occurred as of June 30, 2005.

Property, Plant and Equipment

Property and equipment are stated at cost.  Major renewals and improvements are charged to the asset accounts while replacements, maintenance and repairs that do not improve or extend the lives of the respective assets are expensed.  At the time property and equipment are retired or otherwise disposed of, the asset and related accumulated depreciation accounts are relieved of the applicable amounts.  Gains or losses from retirements or sales are credited or charged to income.

The Company depreciates its property, plant and equipment using the declining balance method over the following estimated useful lives:

Computer equipment	3 years
Office equipment	5 - 6 years

Long-Lived Assets

The Company accounts for its long-lived assets in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”  SFAS No. 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the historical cost carrying value of an asset may no longer be appropriate.  The Company assesses recoverability of the carrying value of an asset by estimating the future net cash flows expected to result from the asset, including eventual disposition.  If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and fair value or disposable value.

Revenue Recognition

All revenue is stated net of the goods and services tax (“GST”).

The Company recognizes revenue in accordance with the provisions of Statement of Position (“SOP”) No. 97-2, “Software Revenue Recognition,” as amended by SOP 98-4 and SOP 98-9 (SOP 97-2), and Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements,” as amended by SAB 104, issued by the SEC.  The Company’s revenue is derived principally the sale of hardware containing the Company’s software and from software product licensing and related services.  The Company’s standard end-user license agreement provides for an initial fee for product use in perpetuity.  License fees are generally due upon the granting of the license.  Maintenance revenue consists of fees for technical support and software updates.  Consulting and training revenue consists of fees earned for professional services provided to customers primarily on a time and material basis.

Revenue from license agreements with direct customers is recognized when all of the following conditions are met: a non-cancelable license agreement has been signed; the product has been delivered; there are no material uncertainties regarding customer acceptance; the fee is fixed or determinable; collection of the resulting receivable is deemed probable; risk of concession is deemed remote; and no other significant obligations of the Company to the customer exist.  In certain circumstances, the Company may grant extended payment terms.  If a payment is due more than ninety days after the license agreement is signed, the license fees are recognized as payments become due and payable provided all other conditions for revenue recognition are met.  If provided in a license agreement, acceptance provisions generally grant customers a right of refund only if the licensed software does not perform in accordance with its published specifications.  The Company believes the likelihood of non-acceptance in these situations is remote and generally recognizes revenue when all other criteria of revenue recognition are met.  If the likelihood of non-acceptance cannot be determined to be remote, revenue is recognized upon the earlier of receipt of written acceptance or when the acceptance period has lapsed.

Revenue from the sale of hardware is recognized when title has transferred to the customer, generally upon shipment of the product.  Revenue from maintenance services is recognized ratably over the term of the support period, which is generally one year.  Consulting revenue is primarily related to installation and implementation services for the Company’s software products, which are most often performed on a time and material basis under separate service agreements.  Consulting services are not usually essential to the functionality of the software.  Revenue from consulting and training services is recognized as the respective services are performed.

For contracts with multiple obligations (e.g., current and future product delivery obligations, post-contract support or other services) the Company recognizes revenue using the residual method.  Under the residual method, the Company allocates revenue to the undelivered elements of the contract based on vendor-specific objective evidence of their fair value.  This objective evidence is the sales price of each element when sold separately or the annual renewal rate specified in the agreement for maintenance.  The Company recognizes revenue allocated to undelivered products when all other criteria for revenue recognition have been met.

Advertising Costs

The Company expenses advertising costs as incurred.  Advertising costs were $22,503 and $3,482 for the years ended June 30, 2005 and 2004, respectively.

Research and Development Costs

Research and development costs, including the design of product enhancements, are expensed as incurred and consist primarily of salaries, benefits and allocated overhead costs.  Research and development costs were $3,285 and $20,841 for the years ended June 30, 2005 and 2004, respectively.

Income Taxes

The Company accounts for income taxes under SFAS No. 109, “Accounting for Income Taxes.”  Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs.  A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations.

Business Risk and Concentrations of Credit Risk

Financial instruments, which may subject the Company to concentrations of credit risk, consist principally of trade receivables.  The Company maintains reserves for credit losses and such losses historically have been within its expectations.  For the years ended June 30, 2005 and 2004, 49% and 72% of revenues were from 3 and 4 major customers, respectively.  Accounts receivable from these major customers comprised approximately 48% and 23% of the accounts receivable balance as of June 30, 2005 and 2004, respectively.

Reclassifications

Certain amounts in the June 30, 2005 financial statements have been reclassified to conform to the June 30, 2004 presentation.  Such reclassifications had no effect on net income (loss) as previously reported.

Recent Accounting Pronouncements

In November 2004, The FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and spoilage.  SFAS No. 151 requires that these costs be expensed as incurred and not included in overhead.  SFAS No. 151 also requires that allocation of fixed production overhead to conversion costs be based on normal capacity of the production facilities.  This standard is effective for inventory costs incurred during fiscal years beginning after June 15, 2005.  The Company does not believe the adoption of the statement will result in a significant impact to the Company’s financial statements.

3.             Property, Plant and Equipment

Property, plant and equipment consists of the following as of June 30:

	2005	2004
Office equipment	$26,671	$16,175

Less accumulated depreciation	(11,757)	(5,285)

	$14,914	$10,890

Depreciation expense was $5,942 and $4,577 for the years ended June 30, 2005 and 2004, respectively.

4.             Income Taxes

The provision (benefit) for federal income taxes consists of the following at June 30:

	2005	2004
Current	$48,118	$22,715
Deferred	(8,251)	(4,189)

	$39,867	$18,526

The Company’s net deferred tax asset at June 30 is comprised of the following:

	2005	2004
Deferred tax asset	$17,900	$9,649
Deferred tax liability	—	—

	$17,900	$9,649

The reconciliations of the effective income tax rate to the federal statutory rate is as follows for the year ended June 30:

	2005	2004
Provision at federal statutory rate	30%	30%
Unearned income	(6)	(200)

Effective income tax rate	24%	(170)%

5.                                      Related Party Transactions

Consultancy and research and development services are provided by a company in which the Company’s directors are also directors.  As of June 30, 2005, all amounts due from related parties had been collected.  As of June 30, 2004, $1,683 of the accounts receivable balance was due from related parties.  During the years ended June 30, 2005 and 2004, $271,169 and $270,850, respectively, was recorded as expense in the accompanying financial statements.

6.             Commitments and Contingencies

Leases

The Company leases certain buildings and equipment under month-to-month operating lease agreements.  Rent expense for the above operating leases was $9,154 and $4,595 for the years ended June 30, 2005 and 2004, respectively.

Indemnities and Guarantees

Under Australian law, the Company is not required to indemnify any person who is an officer or auditor of the Company.  In connection with its acquisition, the Company has indemnified the buyers for certain claims arising from the failure of the Company to perform any of its representation or obligations under the agreements.  The duration of the guarantees and indemnities varies, and is generally tied to the life of the agreement.  These guarantees and indemnities do not provide for any limitation of the maximum potential future payments the Company could be obligated to make.  Historically, the Company has not been obligated nor incurred any payments for these obligations and, therefore, no liabilities have been recorded for these indemnities and guarantees in the accompanying balance sheets.

Our software license agreements generally include certain provisions for indemnifying customers against liabilities if our software products infringe a third party’s intellectual property rights.  Certain of our customer agreements also include provisions indemnifying customers against liabilities in the event we breach confidentiality obligations or to the extent we are responsible for certain other events.  To date, we have not incurred any material costs as a result of such indemnification obligations and have not accrued any liabilities related to such obligations in our financial statements.

Our software license agreements also generally include a warranty that our software products will substantially operate as described in the applicable program documentation for a period of one year after delivery.  We also warrant that services we perform will be provided with a reasonable level of care and skill, in accordance with our description of the services and/or in a manner consistent with industry standards.  To date, we have not incurred any material costs associated with these warranties and have not accrued any liabilities related to such obligations in the financial statements.

Unaudited Pro Forma Financial Data

Amazing Technologies Corp. (the “Company”) was formed on December 8, 2004. On December 16, 2004, the Company entered into a Plan of Merger (the “Merger”) with DTG Multimedia, Inc., a Florida corporation (formerly known as DTG Industries, Inc.) (“DTG”), pursuant to which the shareholders of DTG exchanged 26,254,000 shares of its common stock (representing 100% of its then issued and outstanding shares) for 26,254 shares of the Company’s common stock. Prior to the Merger, our CEO had a controlling interest in DTG. The transaction was accounted for as a reverse acquisition of entities under common control. Accordingly, the net assets of DTG were recorded at their historical cost basis. At the date of acquisition, DTG had no assets, liabilities or operations; therefore, the Company recorded no net book value for the shares issued to DTG shareholders.

On May 16, 2005, the Company acquired certain assets of Versifi Technologies, Inc. (“Versifi”), an entity controlled by an officer of the Company, for 1,200,000 shares of the Company’s restricted common stock. The acquisition was accounted for as a combination of entities under common control. Accordingly, the assets acquired were recorded at their historical cost basis. At the date of acquisition, the acquired assets had no historical net book value.

Effective June 17, 2005, the Company entered into a material definitive agreement to acquire all of the issued and outstanding capital stock of Hanson Prince Pty. Ltd. A.C.N. Number 103 806 953, d.b.a. Cserv, an Australian corporation (“Cserv”). The acquisition closed on September 12, 2005. The total purchase price was $1,046,324, and consisted of 697,549 shares of the Company’s common stock.

This unaudited pro forma combined financial statements and explanatory notes of the Company set forth below give effect to the acquisition of Versifi and of Cserv. The Unaudited Pro Forma Combined Balance Sheet has been prepared assuming the acquisitions occurred on June 30, 2005. The Unaudited Pro Forma Combined Statement of Operations for the period December 8, 2004 through June 30, 2005, includes the historical operations of the Company, Versifi and Cserv assuming the acquisitions occurred on December 8, 2004 (date of formation of the Company). Versifi’s unaudited historical results of operations have been included through the date of its acquisition by the Company on May 16, 2005.

The unaudited pro forma combined financial statements presented herein are not necessarily indicative of the results of operations or the financial position that would have resulted had the acquisitions been completed on June 30, 2005, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined companies.

The unaudited pro forma adjustments represent management’s estimates based on information available at this time. Actual adjustments to these unaudited financial statements could differ from those reflected herein.

Unaudited Pro Forma Combined Balance Sheet

As of June 30, 2005

	Amazing Technologies Corp. (as restated)	Versifi Technologies, Inc.	Cserv	Acquisition Adjustments		Pro Forma Combined
ASSETS
Current assets:
Cash	$128,216	$—	$139,394	$(15,000	)(e)	$252,610
Accounts receivable	—	—	129,785	—		129,785
Inventories	—	—	19,345	—		19,345
Prepaid consulting fees-related parties	7,000	—	—	—		7,000
Other prepaid expenses and current assets	10,324	—	55,833			66,157
Total current assets	145,540	—	344,357	(15,000)		474,897
Goodwill	—	—	—	286,748	(d)	286,748
Other intangible assets	—	—	—	766,604	(d)	766,604
Property and equipment, net	17,274	—	13,859	—		31,133
Deferred tax assets	—	—	17,900	—		17,900
Deposits	17,556	—	—	—		17,556
Total assets	$180,370	$—	$376,116	$1,038,352		$1,594,838
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$13,294	$—	$47,683	$—		$60,977
Income taxes payable	800	—	13,323	—		14,123
Accrued consulting fees related party	10,000	—	—	—		10,000
Other accrued expenses	18,915	—	17,490	—		36,405
Accrued dividends	35,410	—	—	—		35,410
Deferred revenue	—	—	59,667	—		59,667
Total current liabilities	78,419	—	138,163	—		216,582
Deferred tax liabilities	—	—	—	229,981	(f)	229,981
Total liabilities	78,419	—	138,163	229,981		446,563
Stockholders’ equity:
Preferred stock	100	—	—	—		100
Common stock	35,026	—	77	(77	)(a)	35,724
				698	(c)
Additional paid-in capital	1,503,674	—	—	1,045,626	(c)	2,549,300
Stock subscriptions receivable	(419,627)	—	—	—		(419,627)
Retained earnings (accumulated deficit)	(1,017,222)	—	237,876	(237,876	)(b)	(1,017,222)
Total stockholders’ equity	101,951	—	237,453	808,871		1,148,275
Total liabilities and stockholders’ equity	$180,370	$—	$376,116	$1,038,352		$1,594,838

Unaudited Pro Forma Combined Statement of Operations

For The Period December 8, 2004 Through June 30, 2005

	Amazing Technologies, Corp.	Versifi Technologies, Inc	Cserv	Acquisition Adjustments		Pro Forma Combined
Revenues	$—	$43,760	$661,281	$—		$705,041
Costs and expenses:
Cost of revenues	—	14,500	247,301	—		261,801
Consulting fees	136,750	—	200,500	—		337,250
Software license fees—related party	200,000	—	—	—		200,000
Research and development	—	—	2,155	—		2,155
Selling, general and administration	143,262	15,291	108,520	149,062(g	)	416,135
Total cost and expenses	480,012	29,791	558,476	149,062		1,217,341
(Loss) income before provision for income taxes	(480,012)	13,969	102,805	(149,062)		(512,300)
Provision for income taxes	800	800	22,718	—		24,318
Net (loss) income	$(480,812)	$13,169	$80,087	$(149,062)		$(536,618)
Loss per share:
Basic and diluted						$(0.02)
Weighted average shares outstanding:
Basic and diluted						30,977,725

Notes to the Unaudited Pro Forma Combined Financial Statements

(a)           Represents the elimination of Cserv’s common stock at date of acquisition.

(b)           Represents the elimination of Cserv’s retained earnings at acquisition.

(c)           Represents value of 697,549 shares of the Company’s common stock issued at $1.50 per share in connection with Cserv acquisition.

(d)           Represents the excess of purchase price paid over the fair value tangible net assets acquired at date of acquisition. The excess of purchase price paid over the fair value of net assets acquired was allocated to goodwill and identifiable intangible assets acquired and was computed as follows:

Consideration (697,549 shares of common stock at $1.50 per share)	$1,046,324
Acquisition costs	15,000
Total consideration	1,061,324
Fair value of tangible assets acquired	358,216
Fair value of liabilities assumed	(308,477)
Net assets acquired	49,739
Excess purchase price paid and allocated to goodwill ($244,981) and identifiable intangible assets ($766,604)	$1,011,585

The Company’s allocation of excess purchase price paid is subject to change based upon the valuation of certain identifiable intangible assets. The Company is in the process of obtaining a third-party valuation of the acquired identifiable intangible assets and will determine the final purchase price allocation during its fiscal year ending June 30, 2006.

(e)           Represents cash paid for acquisition costs, including legal and accounting.

(f)            Represents deferred tax liabilities recorded as a result of purchase accounting.

(g)           Represents the effect of amortizing acquired intangible assets over an estimated life of 3 years. As noted in Note (d) above, the Company’s allocation of excess purchase price paid to indentifiable intangible assets is subject to change; however, amortization periods are expected to average 3 years from date of acquisition.

AMAZING TECHNOLOGIES CORP.

FINANCIAL REPORT

FOR THREE MONTHS ENDED SEPTEMBER 2005

Amazing Technologies Corp. and Subsidiary
Consolidated Balance Sheet
(UNAUDITED)

September 30, 2005
ASSETS

Cash	$141,891
Accounts receivable	147,045
Inventories	2,473
Prepaid consulting fees	7,000
Prepaid foreign taxes	55,339
Other prepaid expenses	2,089
Total current assets	355,837

Property & equipment, net	36,008

Deferred tax asset	17,900

Other intangible assets, net	751,461

Goodwill	286,748

Deposits	17,556

$1,465,510

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:

Accounts payable	$47,680
Foreign GST tax payable	12,124
Income taxes payable	20,081
Accrued consulting fees - related parties	25,000
Other accrued expenses	354
Accrued dividends	60,410
Deferred revenue	59,667
Total current liabilities	225,316

Deferred income taxes	229,981
Total liabilities	455,297

Commitments and contingencies	—

Stockholders’ equity:

Series A convertible preferred stock, $0.0001 par value, 30,000,000 shares authorized, 1,000,000 shares issued and outstanding (liquidation preference of $1,060,410)	100

Common stock, $0.001 par value, 175,000,000 shares authorized, 35,723,803 shares issued and outstanding	35,724

Additional paid-in capital	2,549,300

Stock subscriptions receivable	(232,327)

Accumulated deficit	(1,342,584)
Total stockholders’ equity	1,010,213
$1,465,510

See accompanying notes to financial statements

Amazing Technologies Corp. and Subsidiary
Consolidated Statement of Operations

For the Three Months ended September 30, 2005
(UNAUDITED)

Net sales	$45,264
Cost of sales	3,091
Gross profit	42,173

Operating expenses:

Consulting fees - related parties	111,000
Software licensing fees - related party	25,000
General and administrative	196,165
Sales and marketing	3,613
Total operating expenses	335,778
Loss before provision for income taxes	(293,605)

Provision for income taxes	6,757
Net loss	$(300,362)

Preferred stock dividends	(25,000)
Net losss applicable to common stockholders	$(325,362)

Loss per share:
Basic and diluted	$(0.01)

Weighted average shares outstanding:
Basic and diluted	35,164,231

See accompanying notes to financial statements

Amazing Technologies Corp. and Subsidiary
Consolidated Statement of Stockholders’ Equity

For the Three Months Ended September 30, 2005
(UNAUDITED)

	Series A Peferred		Common		Additional Paid	Stock Subscriptions	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	in Capital	Receivable	Deficit	Equity

Balance at June 30, 2005	1,000,000	$100	35,026,254	$35,026	$1,503,674	$(419,627)	$(1,017,222)	101,951

Common stock issued in connection with acquisition of Cserv			697,549	698	1,045,626			1,046,324

Payment on Series A preferred stock subscriptions receivable						175,000		175,000

Payment on common stock subscriptions receivable						12,300		12,300

Dividends							(25,000)	(25,000)

Net loss							(300,362)	(300,362)

Balance at September 30, 2005	1,000,000	$100	35,723,803	$35,724	$2,549,300	$(232,327)	$(1,342,584)	$1,010,212

See accompanying notes to financial statements

Amazing Technologies Corp. and Subsidiary
Consolidated Statement of Cash Flows

For the Three Months Ended September 30, 2005
(UNAUDITED)

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$(300,362)
Adjustments to reconcile net loss to net cash used in operating activities:

Reduction of stock subscription receivable in exchange for expenses paid on behalf of the Company	25,000
Depreciation and amortization	16,452
Changes in operating assets and liabilities (net of acquisition):
Accounts receivable	(17,260)
Inventories	16,872
Prepaid foreign taxes	494
Prepaid expenses	8,235
Accounts payable	(13,297)
Foreign GST payable	12,124
Income taxes payable	5,957
Accrued expenses	(21,050)
Net cash used in operating activities	(266,835)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of equipment	(6,184)
Cash acquired from acquisition, net of expenses	124,394
Net provided by investing activities	118,210

CASH FLOWS FROM FINANCING ACTIVITIES:
Collection of stock subscription receivables	162,300
Net cash provided by financing activities	162,300

Net increase in cash	13,675

Cash at beginning of period	128,216
Cash at end of period	$141,891

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid for:
Interest	$—
Income taxes	$800

SUPPLEMENTAL SCHEDULE OF NON-CASH FINANCING ACTIVITIES:
Dividends accrued	$25,000

Effective September 12, 2005, the Company acquired Cserv in a transaction summarized as follows:

Cash acquired, net of cash paid	$124,394
Fair value of assets acquired	236,722
Goodwill	286,748
Other intangible assets	766,604
Deferred income taxes	(229,981)
Issuance of common stock	(1,046,324)
Liabilities assumed	$138,163

See accompanying notes to financial statements

AMAZING TECHNOLOGIES CORP.  AND SUBSIDIARY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2005

1.             Management’s Representation

The management of Amazing Technologies Corp. (the “Company”) without audit has prepared the consolidated financial statements included herein.  The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information.  Certain information and note disclosures normally included in the consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted.  In the opinion of the management of the Company, all adjustments considered necessary for fair presentation of the consolidated financial statements have been included and were of a normal recurring nature, and the accompanying consolidated financial statements present fairly the consolidated financial position as of September 30, 2005 and the results of operations for the three months then ended.

It is suggested that these unaudited consolidated financial statements be read in conjunction with the audited financial statements and notes thereto for the period December 8, 2004 (date of inception) through June 30, 2005, included in the Company’s Form 10-SB Amendment No. 1 filed with the Securities and Exchange Commission on November 2, 2005.  The interim results are not necessarily indicative of the results for a full year.

2.             Organization

Amazing Technologies Corp. (the “Company”) is a Nevada corporation formed on December 8, 2004, and whose goal is to be the leading acquirer, supplier and integrator of web-based services and real time solutions to small- and mid-sized corporations requiring automation, web enablement, ecommerce, mobility and security solutions utilizing Java and .NET “web services” for fast integration with external information.  The Company’s plan of operation is based on an acquisition strategy where the Company acts as the holding company for the various operating businesses that it acquires.

On December 16, 2004, the Company entered into a Plan of Merger (the “Merger”) with DTG Multimedia, Inc., a Florida corporation (formerly known as DTG Industries, Inc.) (“DTG”), pursuant to which the shareholders of DTG exchanged 26,254,000 shares of its common stock (representing 100% of its then issued and outstanding shares) for 26,254 shares of the Company’s common stock.  Prior to the Merger, our CEO had a controlling interest in DTG. The transaction was accounted for as a reverse acquisition of entities under common control. Accordingly, the net assets of DTG were recorded at their historical cost basis. At the date of acquisition, DTG had no assets, liabilities or operations; therefore, the Company recorded no net book value for the shares issued to DTG shareholders. The business purpose of the merger was to take the Company public. At the time of the Merger, DTG’s common stock was traded on the over the counter market on the Pink Sheets.

On September 12, 2005, the Company acquired all of the issued and outstanding capital stock of Hanson Prince Pty. Ltd. A.C.N. Number 103 806 953, d.b.a. Cserv, an Australian corporation (“Cserv”) by issuing 697,549 shares of its common stock, and thereafter, Cserv changed its name to Amazing Technologies Australia PTY LTD (See Note 6).  Cserv is an Australian based ERP system company focused on delivering software, web and mobility solutions to medium-sized manufacturing and distribution enterprises in Australia and New Zealand.

3.             Basis of Presentation

The Company’s consolidated financial statements are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.   The unaudited consolidated financial statements include the accounts of the Company and those of its wholly owned subsidiary, Cserv, since September 13, 2005.  All significant intercompany transactions and balances have been eliminated in consolidation.

4.             Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  The Company has incurred net losses since its inception on December 8, 2004 through September 30, 2005. The Company’s losses are continuing and are expected to continue until such time as the Company is able to sufficiently expand its existing businesses or is able to consummate business combination transactions with other businesses whose profits are sufficient to offset any ongoing losses from operating the holding company that owns Cserv.

The Company’s success is dependent upon numerous items, certain of which are the successful growth of revenues from its products and services, its ability to obtain new customers in order to achieve levels of revenues adequate to support the Company’s current and future cost structure, and its success in identifying and consummating profitable acquisition targets, and obtaining financing for its acquisition strategy and operations, for which there is no assurance.  Unanticipated problems, expenses and delays are frequently encountered in establishing and maintaining profitable operations.  These include, but are not limited to, competition, the need to develop customer support capabilities and market expertise, setbacks in product development, technical difficulties, market acceptance and sales and marketing.  The failure of the Company to meet any of these conditions could have a materially adverse effect on the Company and may force the Company to reduce or curtail operations.  No assurance can be given that the Company can achieve or maintain profitable operations.

Proceeds from the sale of the Company’s Series A convertible preferred stock together with cash flows from operations will not be sufficient to fund operations for the fiscal year ending June 30, 2006.  Management plans to continue to provide for its capital requirements by issuing additional equity securities and debt. The Company has negotiated a letter of intent with an institutional investor for up to $10,000,000 in standby equity financing. The letter of intent is non-binding, subject to execution of definitive agreements, and other conditions precedent. Additionally, subsequent to September 30, 2005, the Company enetered into a $150,000 promissory note with an investor (See Note 10). The outcome of these matters cannot be predicted at this time and there are no assurances that if achieved, the Company will have sufficient funds to execute its business plan or generate positive operating results.

These matters, among others, raise substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

5.             Summary of Significant Accounting Policies

Development Stage Enterprise

Prior to the acquisition of Cserv on September 12, 2005, the Company reported as a development stage enterprise in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 7.  As Cserv has operations and reports revenues, which have been included in the accompanying consolidated statement of operations from the date of acquisition through September 30, 2005, the Company is no longer a development stage enterprise in accordance with SFAS No. 7.  The accompanying consolidated financial statements and footnotes have been properly updated for this change.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.   Actual results could differ from those estimates. The Company’s significant estimates include, but are not limited to, the collectibility of accounts receivable, the carrying amount of goodwill, the recoverability of long-lived assets and the realizability of deferred tax assets.

Foreign Currency

The functional currency of the Company’s subsiciary is the local currency.  Assets and liabilities are translated into U.S. dollars at the period end exchange rates.  Income and expenses are translated at an average exchange rate for the period and the resulting translation gain or loss adjustments are accumulated as a separate component of stockholders’ equity.  At September 30, 2005, there was no accumulated translation gain or loss.

Foreign currency gains and losses from transactions denominated in other than respective local currencies are included in income.  During the period ended September 30, 2005, there were no foreign exchange gains or losses incurred.

Inventories

Inventories consist primarily of finished goods and are stated at the lower of cost (determined on a weighted average basis) or market.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which range from 3 to 6 years. Repairs and maintenance are charged to expense as incurred while improvements are capitalized. Upon the sale or retirement of property and equipment, the accounts are relieved of the cost and the related accumulated depreciation, with any resulting gain or loss included in the statement of operations.

Goodwill and Other Intangible Assets

The Company has adopted SFAS No 142, “Goodwill and Other Intangible Assets.”  Under SFAS No. 142, goodwill and other intangible assets with indefinite lives are no longer subject to periodic amortization but are instead reviewed annually for impairment or more frequently if impairment indicators arise.  At September 30, 2005, the Company’s management believes that there is no impairment of its goodwill.  There can be no assurance, however, that market conditions will not change or demand for the Company’s products or services will continue, which could result in impairment of goodwill in the future.  During the period ended September 30, 2005, goodwill increased $286,748 related to the acquisition of Cserv.

Identifiable assets and liabilities acquired in connection with business acquisitions accounted for under the purchase method are recorded at their respective fair values.  The Company is amortizing customer-related and technology-related intangibles over estimated useful lives of 2 – 5 years.  Deferred income taxes have been recorded to the extent of the differences between the fair value and the tax basis of the assets acquired and liabilities assumed.

Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net cash flows expected to be generated by the assets. If the assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds the present value of the estimated future cash flows. At September 30, 2005, the Company’s management believes there is no impairment of its long-lived assets. There can be no assurance, however, that market conditions will not change or that there will be demand for the Company’s products, which could result in impairment of long-lived assets in the future.

Income Taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, “Accounting for Income Taxes.” Under SFAS No. 109, deferred tax assets and liabilities are recognized for future tax benefits or consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for significant deferred tax assets when it is more likely than not that such assets will not be realized through future operations.

Revenue Recognition

All revenue is stated net of the goods and services tax (“GST”).

The Company recognizes revenue in accordance with the provisions of Statement of Position (“SOP”) No. 97-2, “Software Revenue Recognition,” as amended by SOP 98-4 and SOP 98-9 (SOP 97-2), and Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements,” as amended by SAB 104, issued by the SEC.  The Company’s revenue is derived principally the sale of hardware containing the Company’s software and from software product licensing and related services.  The Company’s standard end-user license agreement provides for an initial fee for product use in perpetuity.  License fees are generally due upon the granting of the license.  Maintenance revenue consists of fees for technical support and software updates.  Consulting and training revenue consists of fees earned for professional services provided to customers primarily on a time and material basis.

Revenue from license agreements with direct customers is recognized when all of the following conditions are met: a non-cancelable license agreement has been signed; the product has been delivered; there are no material uncertainties regarding customer acceptance; the fee is fixed or determinable; collection of the resulting receivable is deemed probable; risk of concession is deemed remote; and no other significant obligations of the Company to the customer exist.  In certain circumstances, the Company may grant extended payment terms.  If a payment is due more than ninety days after the license agreement is signed, the license fees are recognized as payments become due and payable provided all other conditions for revenue recognition are met.  If provided in a license agreement, acceptance provisions generally grant customers a right of refund only if the licensed software does not perform in accordance with its published specifications.  The Company believes the likelihood of non-acceptance in these situations is remote and generally recognizes revenue when all other criteria of revenue recognition are met.  If the likelihood of non-acceptance cannot be determined to be remote, revenue is recognized upon the earlier of receipt of written acceptance or when the acceptance period has lapsed.

Revenue from the sale of hardware is recognized when title has transferred to the customer, generally upon shipment of the product.  Revenue from maintenance services is recognized ratably over the term of the support period, which is generally one year.  Consulting revenue is primarily related to installation and implementation services for the Company’s software products, which are most often performed on a time and material basis under separate service agreements.  Consulting services are not usually essential to the functionality of the software.  Revenue from consulting and training services is recognized as the respective services are performed.

For contracts with multiple obligations (e.g., current and future product delivery obligations, post-contract support or other services) the Company recognizes revenue using the residual method.  Under the residual method, the Company allocates revenue to the undelivered elements of the contract based on vendor-specific objective evidence of their fair value.  This objective evidence is the sales price of each element when sold separately or the annual renewal rate specified in the agreement for maintenance.  The Company recognizes revenue allocated to undelivered products when all other criteria for revenue recognition have been met.

Research and Development Costs

Research and development costs, including the design of product enhancements, are expensed as incurred and consist primarily of salaries, benefits and allocated overhead costs.  There were no research and development costs during the period ended September 30, 2005.

Net Loss Per Share

The Company adopted the provisions of SFAS No. 128, “Earnings Per Share” (“EPS”). SFAS No. 128 provides for the calculation of basic and diluted earnings per share. Basic EPS includes no dilution and is computed by dividing income or loss available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution of securities that could share in the earnings or losses of the entity. For the period ended September 30, 2005, basic and diluted loss per share are the same since the calculation of diluted per share amounts would result in an anti-dilutive calculation that is not permitted and therefore not included. If such shares were included in diluted EPS, they would have resulted in weighted-average common shares of 37,169,231. Such amounts include shares potentially issuable pursuant to convertible Series A preferred stock and outstanding warrants.

Stock-Based Compensation

Stock-based awards to non-employees are accounted for using the fair value method in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation,” and Emerging Issues Task Force (“EITF”) Issue No. 96-18, “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services.” All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date used to determine the fair value of the equity instrument issued is the earlier of the date on which the third-party performance is complete or the date on which it is probable that performance will occur.

6.             Acquisition

On September 12, 2005, the Company acquired all of the issued and outstanding capital stock of Hanson Prince Pty. Ltd. A.C.N. Number 103 806 953, d.b.a. Cserv, an Australian corporation (“Cserv”) by issuing 697,549 shares of its common stock valued at $1,046,324 or $1.50 per share.  The purchase price was determined based on a multiple of Cserv’s earnings plus the value of the intellectual property developed by Cserv.

The value of the Company’s common stock was determined based on the result of arms-length negotiations with Cserv. The stockholders of Cserv were not previously affiliated with the Company or any of its stockholders. The Cserv transaction is the Company’s first acquisition of a potential professional services firm, which is consistent with the Company’s acquisition strategy.

Cserv is an Australian based ERP system company focused on delivering software, web and mobility solutions to medium-sized manufacturing and distribution enterprises in Australia and New Zealand.

Following the acquisition, Cserv changed its name to Amazing Technologies Australia PTY LTD.

The total purchase price of $1,046,324, plus acquisition costs of $15,000, was allocated to tangible net assets acquired of $49,739 (including deferred tax liabilities of $229,981), identifiable intangible assets of $766,604 and goodwill of $244,981. The following condensed balance sheet summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. This allocation is preliminary and may be subject to change upon evaluation of the fair value of Cserv’s acquired assets and assumed liabilities as of the acquisition date, as well as the valuation of certain indentifiable intangible assets. The Company is in the process of obtaining a third-party valuation of the acquired identifiable intangible assets and will determine the final purchase price allocation during its fiscal year ending June 30, 2006.

Cash	$139,394
Accounts receivable	129,785
Inventories .	19,345
Other current assets	55,833
Fixed assets	13,859
Deferred tax asset	17,900
Goodwill	286,748
Identifiable intangible assets	766,604
Total assets acquired	1,429,468
Accounts payable	(47,683)
Deferred revenue	(59,667)
Accrued expenses and other current liabilities	(30,813)
Deferred tax liabilities	(229,981)
Total liabilities assumed	(368,145)
Net assets acquired	$1,061,324

Of the $766,604 preliminarily allocated to amortizable identifiable intangible assets, $595,475 was assigned to customer lists and contracts with weighted-average useful lives of approximately 3 years, and $171,129 was assigned to purchased technologies with weighted-average useful lives of approximately 3.5 years. During the period ended September 30, 2005, the Company recorded amortization expense of $15,143 related to these intangible assets.

The results of operations of Cserv have been included in the Company’s financial statements from the date of acquisition.

The unaudited pro forma combined results for the period ended September 30, 2005, as if Cserv had been acquired on July 1, 2005 are as follows:

Net sales	$348,317
Net loss	$(345,318)
Weighted average common shares outstanding:
Basic and diluted	35,723,803
Loss per share:
Basic and diluted	$(0.01)

The unaudited pro forma information has been prepared for comparative purposes only and does not purport to be indicative of what would have occurred had the acquisition actually been consumated at such a date, nor is it necessarily indicative of future operating results.

7.             Stockholders’ Equity

a.  Common Stock

On September 12, 2005, the Company issued 697,549 shares of its common stock for all of the issued and outstanding capital stock of Hanson Prince Pty. Ltd. A.C.N. Number 103 806 953, d.b.a. Cserv, an Australian corporation (“Cserv”).  The shares were valued at $1,046,324 or $1.50 per share.

During the period ended September 30, 2005, the Company received $12,300 on common stock subscriptions receivable.  As of September 30, 2005, the balance outstanding for common stock subscriptions was $21,500.

b.  Series A Preferred Stock

As of September 30, 2005, all Series A preferred shares were held by an officer-director of the Company. During the period ended September 30, 2005, the Company recorded a reduction in the subscription receivable totaling $175,000, consisting of $150,000 in cash and $25,000 in operating expenses paid directly by the Series A preferred stockholder on behalf of the Company. The remaining balance of $210,827 was paid subsequent to September 30, 2005.

Dividends on the Series A preferred stock will accrue and be paid quarterly in arrears at the rate of 10% per annum of the original subscription price, whether or not declared by the Company’s Board of Directors. All accrued and unpaid dividends are payable in cash in full upon the first to occur of (i) the conversion of the Series A preferred stock and warrants into common stock of the Company or (ii) upon occurrence of a liquidation event, as defined. At September 30, 2005, accrued, but unpaid dividends, amounted to $60,410.

c.  Stock Warrants

There were no stock warrants issued, exercised or expired during the period ended September 30, 2005.

8.             Commitments & Contingencies

Operating Lease

Commencing April 15, 2005, the Company subleases office space in Newport Beach, California.  The terms of the lease provide for monthly base rental payments of approximately $8,000, plus its share of operating expenses. The lease expires on November 30, 2006.

Rent expense under this operating lease for the period ended September 30, 2005 was $32,938.

Indemnities and Guarantees

The Company has made certain indemnities and guarantees, under which it may be required to make payments to a guaranteed or indemnified party in relation to certain actions or transactions. The Company indemnifies its directors, officers, employees and agents, as permitted under the laws of the State of Nevada. The Company has also indemnified its consultants against any liability arising from the performance of their services pursuant to their consulting agreements. In connection with its facility lease, the Company has indemnified its lessor for certain claims arising from the use of the facility. The duration of the guarantees and indemnities varies, and is generally tied to the life of the agreement.  These guarantees and indemnities do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. Historically, the Company has not been obligated nor incurred any payments for these obligations and, therefore, no liabilities have been recorded for these indemnities and guarantees in the accompanying balance sheet.

Software license agreements generally include certain provisions for indemnifying customers against liabilities if the Company’s software products infringe a third party’s intellectual property rights.  Certain customer agreements also include provisions indemnifying customers against liabilities in the event the Company breaches confidentiality obligations or to the extent we are responsible for certain other events.  To date, the Company has not been required to make any material payments as a result of such indemnification obligations and has not accrued any liabilities related to such obligations in its financial statements.

Software license agreements also generally include a warranty that the Company’s software products will substantially operate as described in the applicable program documentation for a period of one year after delivery.  The Company also warrants that services performed will be provided with a reasonable level of care and skill, in accordance with the description of the services and/or in a manner consistent with industry standards.  To date, the Company has not incurred any material costs associated with these warranties and have not accrued any liabilities related to such obligations in the financial statements.

9.             Related Party Transactions

Software License Agreement

The Company is the licensee under a cancelable software license with a Canadian corporation wholly owned by a director and officer. The license provides for an initial license acquisition payment of $150,000 and a royalty of 1% of gross sales to a maximum of $1,000,000, with minimum quarterly payments of $25,000 to maintain exclusivity of the license. The license agreement has no expiration date. The Company paid $25,000 in license fees during the period ended September 30, 2005. The Company has recorded the license fee as an operating expense rather than a capital expenditure due to the uncertainty of the commercial feasibility of the underlying technology.

Consulting Agreements

The Company has a consulting agreement with an officer-director providing for annual compensation of $114,000, plus $30,000 in relocation expenses to be accrued at $5,000 per month for a period through October 2005. During the period ended September 30, 2005, the Company recorded $43,500 as expense under the terms of this agreement which is included in consulting fees—related parties in the accompanying consolidated statement of operations. At September 30, 2005, the Company has accrued $25,000 related to this agreement.

The Company has entered into consulting agreements with three officers of the Company. The agreements are for a term of six months, provide for aggregate payments of $135,000, and expire through November 1, 2005. During the period ended September 30, 2005, the Company recorded $67,500 as consulting fees—related parties under the terms of these agreements.  At September 30, 2005, the Company had prepaid consulting fees—related parties of $7,000, which is included in prepaid expenses in the accompanying balance sheet.

Under the terms of the consulting agreements, the officers have granted the Company a repurchase right on 900,000 shares of common stock purchased by the officers on the Company’s formation, if the officers terminate services with the Company. The repurchase right grants the Company the right to repurchase the shares of common stock at their original purchase price of $0.001, and expires at the rate of 133,333 shares for each quarter the officers continue their services, and at a rate of 16,667 shares per month that the other officer continues his services.

10.          Subsequent Events

On November 30, 2005, the Company entered into a twelve month Strategic Alliance Agreement with UTEK Corporation to provide intellectual property acquisition services with university and governmental laboratories.  In consideration for these services, the Company shall issue UTEK 30,379 shares of its common stock to vest 1/12th each month for the term of the agreement.

In December 2005 we received $250,000 from accredited investors in exchange for a 10% interest bearing promissory note that matures 180 days from the date of issuance.  In addition, we issued investors five year warrants to purchase shares of the Company at $0.01 per share.

On December 16, 2005, the Company entered into a Capital Stock Purchase Agreement with Axion Solutions, Inc. and its principals, Paula Milano and Karen Mills.  Axion was formed in March 1997 and provides end-to-end enterprise software solutions to small and mid-market businesses.  The Company will acquire 100% of the outstanding capital shares of Axion for an aggregate price of $5.0 million to be paid as follows:

•                  $1.5 million in cash to be paid at time of Closing

•                  Issue $1.5 million of a Series A Secured Convertible Promissory Notes, accruing interest at a rate of 7% per annum due and payable to the principals 180 days after the Closing

•                  Issue $1.0 million of a Series B Secured Convertible Promissory Notes, accruing interest at a rate of 7% per annum due and payable to the principals 365 days after the Closing

•                  Issue $1.0 million of a Series C Secured Convertible Promissory Notes, accruing interest at a rate of 7% per annum due and payable to the principals 730 days after the Closing

The terms of the conversion rights and other related matters are subject to completion of documentation and closing.  The closing is subject to delivery by Axion of audited financial statements the years ended December 31, 2004 and 2005, and certain other conditions.  The Company is currently negotiating a debt facility to secure the funds necessary to complete the transaction.  As of the date of this filing the closing of this transaction has not taken place.

PART III

Item 1. Index to Exhibits.

The following exhibits required by Item 601 of Regulation SB are filed with this Registration Statement.

Exhibit No.	Description
3.1*	Articles of Incorporation
3.2*	Articles of Merger, for merger with DTG Multimedia, Inc.
3.3*	Certificate of Amendment to Articles of Incorporation, dated as of May 6, 2005
3.4*	Bylaws
4.1*	Certificate of Designation of Series A preferred stock
4.2*	Subscription Agreement for Series A preferred stock
4.3*	Common Stock Purchase Warrant issued to J. Bradley Hall in connection with purchase of Series A preferred stock
10.1*	Agreement dated December 14, 2004 with respect to purchase of shares of predecessor entity
10.2*	Consulting Agreement with J. Bradley Hall
10.3*	Consulting Agreement with Simon Arkell
10.4*	Consulting Agreement with Wyndham Capital
10.5*	Software License Agreement with 4159748 Canada, Inc. dated March 15, 2005
10.6*	Asset Purchase Agreement with Versifi Technologies, Inc. dated May 16, 2005
10.7*	Stock Purchase Agreement with Hanson Prince Pty. Ltd. d.b.a. Cserv, and the shareholders of Cserv dated June 17, 2005
10.8*	Sublease Agreement dated as of March 16, 2005, for the Company’s principal executive offices.
11	Statement regarding computation of per share earnings (1)
21	Subsidiaries of the Registrant. None.

*              Previously filed.

(1)           Included in the Footnote 1 to the Financial Statements contained in this Registration Statement.

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SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

AMAZING TECHNOLOGIES CORP.

(Registrant)
Date: January 3, 2006	By:	/s/ J. Bradley Hall

(Signature)*
J. Bradley Hall Chief Executive Officer

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